REGISTRATION NO. 333-23555
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                             ITHACA INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


           DELAWARE                   2251, 2341 & 2322            56-1385842
(State or other jurisdiction of  (Primary Standard Industrial    (IRS Employer
incorporation or organization)     Classification Code No.)  Identification No.)


                                HIGHWAY 268 WEST
                                  P.O. BOX 620
                        WILKESBORO, NORTH CAROLINA 28697
                                 (910) 667-5231
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  ERIC N. HOYLE
                Senior Vice President-Finance and Administration
           Secretary, Principal Financial and Chief Accounting Officer
                                Highway 268 West
                                  P.O. Box 620
                        Wilkesboro, North Carolina 28697
                                 (910) 667-5231

 (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service of process)


                                  ------------

                                   COPIES TO:

                             CARL L. REISNER, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                 (212) 373-3000

                                  ------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
    From time to time after the effective date of the Registration Statement.

                                   -----------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: |X|


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


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


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                  SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997


PROSPECTUS

                                10,109,290 Shares

                             Ithaca Industries, Inc.

                                  Common Stock

                            ------------------------



      This Prospectus relates to the offering from time to time of up to 10,109,290 shares ("Shares") of Common Stock, par value $.01 per share (the "Common Stock"), issued by Ithaca Industries, Inc. (the "Company" or "Ithaca Industries" or "Ithaca"), a Delaware corporation, to certain creditors of the Company pursuant to the Company's Plan of Reorganization dated as of August 29, 1996 ("Plan of Reorganization") under Section 1121(a) of the United States Bankruptcy Code (the "Bankruptcy Code") and pursuant to a Management Agreement entered into with Alvarez & Marsal, Inc. dated December 17, 1996 (the "Management Agreement"). The Plan of Reorganization became effective on December 16, 1996 (the "Effective Date of the Plan of Reorganization"). Pursuant to the Plan of Reorganization, 10,000,000 shares of Common Stock were issued following the Effective Date of the Plan of Reorganization and as of October 23, 1997, constituted all of the shares of Common Stock outstanding. Pursuant to the Management Agreement, an option to purchase 109,290 shares of Common Stock was granted to Alvarez & Marsal, Inc., the Company's financial and business advisor, as of January 31, 1997. As of the date of this Prospectus, Alvarez & Marsal, Inc. has not exercised its option.


      The Shares may be sold to the public from time to time by certain holders thereof (the "Selling Stockholders") in the amount and the manner described herein or as may be set forth in a Prospectus Supplement accompanying this Prospectus. The Company will receive no proceeds from the sale of any of the Shares by any of the Selling Stockholders. See "Plan of Distribution."

                            ------------------------

      SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION CONCERNING CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN ANY OF THE SHARES.

                            ------------------------


      Through the date hereof, there has been no established public trading market for the Common Stock. An Application to list the Common Stock on the NASDAQ National Market was submitted in August 1997, however, there can be no assurance that such application will be approved. Further there can be no assurance that any active trading market will develop or will be sustained for the Common Stock or as to the price at which the Common Stock may trade or that the market for the Common Stock will not be subject to disruptions that will make it difficult or impossible for the holders of the Common Stock to sell shares in a timely manner, if at all, or to recoup their investment in the Common Stock. See "Risk Factors--Liquidity; Absence of Market for Common Stock."


                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                The date of this Prospectus is October 29, 1997.

      The Selling Stockholders directly, through agents designated from time to time or through dealers or underwriters also to be designated, may sell the Common Stock from time to time on terms to be determined at the time of sale. To the extent required, the Common Stock to be sold, the names of the Selling Stockholders, the respective purchase prices, public offering prices, historical trading information for the Common Stock, the names of any such agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." If the Company is advised that an underwriter has been engaged with respect to the sale of any Shares offered hereby or in the event of any other material change in the plan of distribution, the Company will cause an appropriate amendment to the Registration Statement of which this Prospectus forms a part to be filed with the Securities and Exchange Commission (the "Commission") reflecting such engagement or other change. See "Additional Information."

      The Company will not receive any proceeds from this offering, but agreed to pay substantially all of the expenses of this offering other than applicable transfer taxes, seller's counsel fees, commissions, fees and discounts payable to dealers, agents or underwriters. The Selling Stockholders and any broker dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Description of Capital Stock--Registration Rights Agreement" and "Plan of Distribution" for a description of certain indemnification arrangements.

                               ADDITIONAL INFORMATION


      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith is obligated to file reports and other information with the Commission. Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Reports, proxy, information statements and other information regarding the Company filed electronically with the Commission are available on the Commission's web site (http://www.sec.gov).


      The Company has filed with the Commission a Registration Statement (which term shall encompass any amendments and exhibits thereto) under the Securities Act with respect of the Shares offered hereby. This Prospectus, which forms a part of such Registration Statement, does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, with respect to each such contract, agreement or other document filed as an exhibit to such Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. Any interested parties may inspect such Registration Statement, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed by the Commission. Neither the delivery of this Prospectus or any Prospectus Supplement, nor any sales made hereunder or thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof.

                                 PROSPECTUS SUMMARY

      THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR PURPOSES OF PRESENTING FINANCIAL INFORMATION IN THIS PROSPECTUS (OTHER THAN THE FINANCIAL STATEMENTS), THE COMPANY'S FISCAL YEARS ARE INDICATED AS ENDING ON JANUARY 31, ALTHOUGH BEFORE DECEMBER OF 1996 SUCH PERIODS ACTUALLY ENDED ON THE FRIDAY NEAREST SUCH DATE AND AFTER NOVEMBER OF 1996 SUCH PERIODS ACTUALLY END ON THE SATURDAY NEAREST SUCH DATE.

                                     THE COMPANY


      The Company believes it is the largest manufacturer of private label underwear and women's hosiery products in the United States, operating distribution and manufacturing facilities in the Southeastern United States and off-shore manufacturing facilities in Central America. The Company has three principal product lines: (1) men's and boys' underwear and outerwear T-shirts,
(2) women's and girls' underwear and (3) women's hosiery. In marketing its products the Company utilizes the private label names or trade names of its customers as well as licensed brand names. The Company's products are sold through a wide range of retail distribution channels and are offered to the public through more than 10,000 customer outlets, including discount stores, department stores, specialty stores, drug stores and supermarkets. The key elements of the Company's strategy are to supply a wide variety of product offerings at a number of price points, to maintain a strong presence in multiple channels of distribution, to maintain close customer relationships by developing products and programs that suit individual customer needs and to maintain low cost and flexible manufacturing or sourcing capabilities.

      The Company was founded in 1948 in Ithaca, New York as a manufacturer of women's underwear. Since that time, Ithaca has evolved from a specialized producer of women's underwear for J.C. Penney to become a leading diversified producer and marketer of undergarments to major retailers throughout the United States. Over the years, Ithaca expanded its product lines and manufacturing capacity, adding women's hosiery in 1968, men's and boys' underwear in 1972 and T-shirts in 1983. In 1983, Ithaca's founder sold the business to an investor group led by Merrill Lynch Capital Partners Inc. ("MLCP"), a private investment firm affiliated with Merrill Lynch & Co., Butler Capital Corporation ("Butler") and senior management. The Company was recapitalized in 1988 and in December 1992, the Company completed a public offering of $125,000,000 of 11.125% Senior Subordinated Notes due 2002 (the "Notes"). In connection with the completion of the offering, the Company and its stockholders completed a reorganization whereby the Company became a wholly-owned subsidiary of Ithaca Holdings, Inc., a Delaware corporation ("Holdings").

      During fiscal 1996, the Company incurred covenant defaults under its bank credit agreement, originally dated as of December 10, 1992 and amended and restated as of December 16, 1996 (the "Credit Agreement"). Under the terms of a series of waivers between the Company and the parties to the Credit Agreement, the Company was unable to pay the interest due on the Notes. In the third and fourth quarters of fiscal 1996 the Company undertook an extensive review of its manufacturing capacity, overhead structure, product lines and customer base. These efforts resulted in the promulgation of a three-year business plan, revised in May 1996 (as revised, the "Business Plan"), to enhance performance and reduce overhead expenses. The Company consolidated its distribution centers and production capacity to increase efficiencies, consolidated the operations of certain plants to off-shore facilities and accelerated the process of moving sewing operations off-shore. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      In furtherance of its restructuring efforts, on October 8, 1996, the Company filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11") with the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On December 16, 1996, the Company emerged from bankruptcy pursuant to the Plan of Reorganization. Pursuant to the Plan of Reorganization, among other things, 10,000,000 shares of Common Stock were distributed to the holders of the Notes, the Notes were retired, the Company ceased to be a subsidiary of Holdings and the Credit Agreement was amended and restated. In August 1997, the Credit Agreement was amended principally to modify certain financial covenants to more closely reflect the Company's operating results.

      The Company is organized under the laws of the State of Delaware and its principal executive offices are located at Highway 268 West, P.O. Box 620, Wilkesboro, North Carolina 28697, telephone number (910) 667-5231.

                                    RISK FACTORS

      See "Risk Factors" for information concerning certain risks associated with an investment in the Shares.

                            SUMMARY FINANCIAL INFORMATION


      The summary financial information set forth below is qualified by and should be read in conjunction with the "Financial Statements" and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Company's Results of Operations after November 22, 1996 reflect the consummation of the Plan of Reorganization, the transactions contemplated thereby and the application of Fresh Start Reporting rules and procedures. Accordingly, results of Operations of the Company prior to November 22, 1996 will generally not be comparable to subsequent periods due to the effects of the Plan of Reorganization, the transactions completed thereby and related financing. Income per share for periods prior to the Effective Date of the Plan of Reorganization is not meaningful because during such periods the Company was a wholly owned subsidiary of Holdings.



                                               Post
                                           Confirmation                                  Preconfirmation
                                    ---------------------------     ------------------------------------------------------------
                                    (Unaudited)
                                      26-Week         10-Week          42-Week
                                    Period Ended   Period Ended     Period Ended                 Fiscal Year Ended
                                      August 2,     January 31,      November 22,                   January 31,
                                      ---------      ---------        --------    ---------    --------     --------    --------
                                        1997           1997             1996         1996        1995         1994        1993
                                        ----           ----             ----         ----        ----         ----        ----
                                                     (Dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales                              $119,676       $ 42,708        $297,603     $398,819    $414,800     $414,671    $440,357
Gross profit                             17,962          4,487          42,060       44,882      72,859       68,072      79,137
Selling, general and
  administrative expenses                13,164          7,354          27,670       43,486      37,075    39,711(1)      33,996
(Recovery of) provision for                                 --
  asset write-downs and
  restructuring                              --             --          (2,964)      51,591(2)
Operating income (loss)                   4,798         (2,867)         17,354      (50,195)     35,784       28,361      45,141
Interest expense - net(3)                 3,509          1,385          17,489       26,905      23,147       23,455      24,027
Reorganization items                         --             --          (1,176)(4)       --          --           --          --
Income (loss) before income
  taxes and extraordinary
  items                                   1,608         (4,157)          1,666      (76,802)     13,166        4,968      21,647
Income tax expense (benefit)                754         (1,400)          4,218      (27,157)      5,653        2,086       8,415
Income (loss) before
  extraordinary items                       854         (2,757)         (2,552)     (49,644)      7,513        2,882      13,232
Extraordinary items(5)                       --             --          67,924           --          --           --      (5,939)
Net income (loss)                     $     854      $  (2,757)       $ 65,372    $ (49,644)   $  7,513     $  2,882    $  7,293
                                      =========      ==========       ========    ==========   ========     ========    ========
Net income (loss) per
common share                          $    0.09      $    0.28              --           --          --           --          --
                                      =========      ==========       ========    ==========   ========     ========    ========
Dividend per common share                    --             --              --           --          --           --          --

BALANCE SHEET DATA (AT END
 OF PERIOD):                                   Post-Confirmation
                                               -----------------
Working capital (deficit)             $  67,633      $  63,523       $  75,591    ($145,909)   $113,028     $123,222    $122,230
Total assets                            129,434        133,687         155,993      208,642     224,471      235,997     236,588
Long-term debt exclusive of
  current maturities                     66,970         66,069          77,255        n/a(6)    221,819      242,785     250,720
Total stockholders' equity               20,215         19,359          22,116      (93,558)    (43,914)     (51,427)    (54,309)
(deficit)

------------------------

(1)Includes a bad debt provision of $4 million to cover the bankruptcy of a major T-shirt customer during the second quarter of fiscal 1994.


(2)In fiscal 1996, the Company initiated a restructuring plan to improve operating performance and reduce costs. In connection with this plan, the Company recorded charges totaling $51,591,000 ($33,379,000 after related income tax benefits). Such charges related to (a) the closing and consolidation of certain manufacturing and distribution facilities, (b) the write-down of certain equipment associated with closed facilities, (c) the write-off and establishment of reserves for inventory and accounts receivable associated with customers, product lines and specific products that the Company elected to discontinue manufacturing and distributing, (d) severance and other costs associated with plant closures and overhead reductions and
   (e) the write-off of certain impaired intangible assets.

(3)Principally includes interest expense on long-term debt and amortization of deferred debt expense, offset by interest income from the short-term investment of excess cash. During the period from August 29, 1996 through November 22, 1996, the Company did not accrue interest on the Senior Subordinated Notes due 2002 which were canceled in connection with the Plan of Reorganization.

(4)Reorganization items for the 42-week period ended November 22, 1996 include $3,765,000 of adjustments to record assets and liabilities at fair value in connection with the application of Fresh Start Reporting.


(5)Loss on early extinguishment of debt (net of income tax benefit of $3,763,000) on December 10, 1992 and gain on debt discharge (net of income tax expense of $23,056,000) pursuant to confirmation of Plan of Reorganization at November 22, 1996.


(6)Due to continuing covenant violations, temporary waivers granted and events of default, as further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of the Company's outstanding debt was classified as current at January 31, 1996.

                              RISK FACTORS

      PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS IN THE COMMON STOCK SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.


EMERGENCE FROM REORGANIZATION PROCEEDING


      On December 16, 1996, the Company emerged from bankruptcy pursuant to the Plan of Reorganization. The Plan of Reorganization left all the Company's creditor's claims unimpaired except for parties to the Credit Agreement, which was restructured and the holders of the Notes (the "Noteholders"), who received 10,000,000 shares of Common Stock in exchange for all of their Notes, which were then retired. While trade creditors were paid in full, it is possible that the fact of the bankruptcy will adversely impact the Company's future relationship with customers and suppliers and its future access to capital. The Company can not predict what, if any, impact this will have.

SUBSTANTIAL LEVERAGE


      Although, in connection with the Plan of Reorganization, $125 million of indebtedness was converted to equity, the Company remains significantly leveraged. As of October 17, 1997 the Company had $41.2 million outstanding under its term loan facility ("Term Loan") and $6.6 million of letters of credit and $19.4 million of borrowings outstanding under its revolving loan facility. The Company had additional borrowing capacity under the Credit Agreement of up to $28.7 million.

      The degree to which the Company is leveraged could have important consequences for holders of the Common Stock, including: the Company's future ability to obtain additional financing for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal and interest on its indebtedness; terms of the Credit Agreement restrict the Company's ability to pay dividends and impose other operating and financial restrictions; and the Company's degree of leverage may make it vulnerable to economic downturns and may limit its ability to withstand competitive pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      The Company believes that, based on current levels of operations, its cash flow from operations will be adequate to make scheduled payments of principal and interest on its indebtedness prior to final maturity, to permit anticipated capital expenditures and to fund working capital requirements. However, the Company's ability to make required payments of principal at maturity will depend on its ability to refinance its indebtedness at maturity, and the ability of the Company to meet its debt service obligations generally will be dependent upon the future performance of the Company, which, in turn, will be subject to general economic conditions, financial, competitive, business factors and other factors, including factors beyond the Company's control. The Company's obligations under the Credit Agreement mature on August 31, 1999 (the "Maturity Date"). The form of refinancing of outstanding obligations under the Credit Agreement, on or before the Maturity Date, will be based upon economic conditions at the time of refinancing.


      The Credit Agreement contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, make capital expenditures, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations or engage in certain transactions with affiliates and otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, under the Credit Agreement, the Company is required to maintain specified financial ratios and comply with tests, including minimum EBITDA levels, minimum interest coverage ratios and minimum fixed charge coverage ratios, some of which become more restrictive over time. The Company and the financial institutions party to the Credit Agreement have entered into Amendment No. 1 of the Credit Agreement ("Amendment No. 1") principally to modify certain financial covenants contained in the Credit Agreement so that they more closely reflect the Company's current operating results. The Company believes that based on its current and anticipated levels of operations it will maintain compliance with the financial covenants set forth in the Credit Agreement, as amended; however, there can be no assurance that the Company will be able to do so if its actual financial results in the future are significantly below the Company's current expectations. Any significant deterioration in the Company's future operating or financial performance could result in a breach of these provisions. The Company's obligations under the Credit Agreement are secured by substantially all the assets of the Company. The breach of any of these covenants or restrictions could result in a default under the Credit Agreement, which could permit the lenders party to the Credit Agreement to declare all amounts borrowed thereunder to be due and payable together with accrued and unpaid interest, to terminate their commitments to make further loans and issue letters of credit and to proceed against the collateral securing the obligations owed to them. Any such default could have a significant adverse effect on the market value and the marketability of the Common Stock.


RISKS INHERENT IN BUSINESS PLAN


      In the third and fourth quarters of fiscal 1996 the Company undertook an extensive review of its manufacturing capacity, overhead structure, product lines and customer base. These efforts resulted in the promulgation of the Business Plan to enhance performance and reduce overhead expenses. The Company consolidated its distribution centers and production capacity to increase efficiencies, consolidated the operations of certain plants to off-shore facilities and accelerated the process of moving sewing operations off-shore. Beginning in fiscal 1998, the Company has been unable to attain the level of sales revenue anticipated by the Business Plan and therefore has not and may continue to be unable to achieve the Operating Results set forth in the Business Plan. The Company believes this resulted from customers' reluctance to place new or additional programs with the Company while it was implementing its financial restructuring as well as increased pressure from the Company's competitors to place programs with both existing and potential new customers. See "Management's Discussion and Analysis of Financial Condition" and "Results of Operations--Business Plan."

      The Business Plan is dependent upon, among other things, the Company's ability to increase its foreign sourcing capabilities and to otherwise manufacture its products at a competitive cost. A key element of the Business Plan is to develop foreign contracting sources, particularly for women's and girls' underwear. The Company is also engaged in ongoing efforts to consolidate its women's hosiery operations and to consolidate other operations in offshore facilities. The success of the Company's foreign sourcing efforts is dependent, among other things, upon the absence of political or economic disruptions, quotas, labor disruptions, embargoes or currency fluctuations that might adversely affect the Company, particularly in Honduras and other foreign countries where the Company currently or in the future sources its products.

      The Business Plan is also dependent upon the efficient operation of new centralized distribution centers, the success of the Company's efforts to streamline its stock keeping units ("SKU's") to eliminate unprofitable and low-profit lines and products, to reduce its selling, general and administrative expenses and to efficiently manage its inventory levels.

FRESH START REPORTING


      The Company adopted Fresh Start Reporting on November 22, 1996, the date the Plan of Reorganization was confirmed by the Bankruptcy Court. Accordingly, the Company's Consolidated Balance Sheets as of August 2, 1997, January 31, 1997 and November 22, 1996 and its Consolidated Statements of Operations, Consolidated Statement of Stockholders' Equity (Deficit) and Consolidated Statement of Cash Flows for the 26-week period ended August 2, 1997 and the 10-week period ended January 31, 1997 will not be comparable to the Consolidated Financial Statements for prior periods included elsewhere herein.


IMPORTANCE OF MAJOR CUSTOMERS


      For the 52-week period ended January 31, 1997, J.C. Penney accounted for approximately 48% of the total net sales of the Company. No other customers accounted for 10% or more of total net sales for the 52-week period ended January 31, 1997. The loss of a material amount of sales to J.C. Penney, or a decline in J.C. Penney's business, or the loss of one of the Company's other major customers would have a material adverse effect on the Company's Results of Operations. See "Business--Importance of Major Customers."


COMPETITION


      The underwear and women's hosiery businesses are highly competitive. While a number of the Company's competitors have moved to foreign sourcing to a significantly greater degree, a substantial portion of the Company's operations remain located in the United States. A key element of the Business Plan is to develop foreign sourcing, particularly for women's and girls' underwear. The Company's failure to develop such sourcing capabilities could materially adversely affect the Company.


      The Company believes that suppliers in the underwear and women's hosiery businesses compete primarily on the basis of price, quality and customer service. The Company competes with other private label manufacturers as well as manufacturers of branded products. Several of the Company's competitors have significantly greater financial resources and market recognition than the Company. Many of the Company's customers purchase a portion of their private label program's requirements from competitors as well as from Ithaca. See "Business--Competition."

FOREIGN SOURCING


      The Company currently relies and anticipates increasing reliance on the foreign sourcing of its products. The Company's ability to utilize foreign sourcing is dependent on the absence of political or economic disruptions, quotas, labor disruptions, embargoes or currency fluctuations in the countries in which the Company sources its products.


DEPENDENCE ON KEY PERSONNEL


      The Company is dependent on the continued services of certain senior executives, including: Jim D. Waller, Chief Executive Officer, President and Chairman of the Board of Directors (the "Board"), Eric N. Hoyle, Senior Vice President-Finance and Administration, Secretary, Principal Financial and Chief Accounting Officer, R. Dean Riggs, Executive Vice President-Manufacturing and David H. Jones, Executive Vice President-Sales. The Company believes the loss of the services of one or more of these senior executives could have a material adverse effect on the Company.

LIQUIDITY; ABSENCE OF MARKET FOR COMMON STOCK


      There is no currently existing formal trading market for the Common Stock. Pursuant to the Plan of Reorganization and the Management Agreement, the Shares were issued to a limited number of holders. Application was made to list the Common Stock on NASDAQ National Market. There can be no assurance that any active trading market for the Common Stock will develop or be sustained or as to the price at which the Common Stock may trade or that the market for the Common Stock will not be subject to disruptions that will make it difficult or impossible for the holders of the Common Stock to sell shares in a timely manner, if at all. The trading market, if such market develops, may be unstable and illiquid for an indeterminate period of time. In addition, holders of the Common Stock who are deemed to be "underwriters" as defined in subsection 1145(b) of the Bankruptcy Code or who are otherwise deemed to be "affiliates" or "control persons" of the Company within the meaning of the Securities Act, will be unable to freely transfer or sell their respective Shares (which securities will be "restricted securities" within the meaning of the Securities Act), except pursuant to an available exemption from registration under the Securities Act and under equivalent state securities or "blue sky" laws. However, as described below, certain holders of Common Stock have certain registration rights. See "Description of Capital Stock--Registration Rights Agreement."


EFFECT OF FUTURE SALES OF COMMON STOCK; REGISTRATION RIGHTS


      No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.

      An aggregate of 10,000,000 shares of Common Stock were issued pursuant to the Plan of Reorganization. Pursuant to Section 1145 of the Bankruptcy Code, all of such shares of Common Stock are freely tradeable without registration under the Securities Act, except for shares that were issued to an "underwriter" (as defined in Section 1145(b) of the Bankruptcy Code) or that are acquired by an "affiliate" of the Company. With respect to all of the shares of Common Stock issued to the Noteholders pursuant to the Plan of Reorganization (together with any securities issued or issuable in respect thereof by way of a dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, the "Registrable Securities") the Company has entered into a registration rights agreement with certain stockholders (the "Registration Rights Agreement") which requires Ithaca to use its reasonable best efforts to file, cause to be declared effective and keep effective for three years or until all registerable securities are sold, a "shelf" registration statement (the "Shelf Registration"). The Registration Statement of which this Prospectus is a part is the Shelf Registration referred to in the Registration Rights Agreement. See "Description of Capital Stock--Registration Rights Agreement."


DIVIDENDS

      The Company presently intends to retain earnings for working capital and to fund capital expenditures. Accordingly, there is no present intention to pay cash dividends on any shares of the Common Stock. In addition, the Credit Agreement prohibits the payment of cash dividends on the Company's equity securities.

CERTAIN CORPORATE GOVERNANCE MATTERS

      The Company's Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 16, 1996 (the "Certificate") provides that the terms of the seven members of the Board of Directors of the Company, one of whom is Jim D. Waller,

Chief Executive Officer of the Company, will expire at the annual meeting of the stockholders of the Company next following the Company's fiscal year ending January 31, 1998. It is possible that such provisions, as well as certain other provisions of the Company's Certificate and certain provisions of the General Corporation Law of Delaware (the "DGCL"), may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. Such provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that might result in the receipt of a premium over the market price for the Shares held by stockholders. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

      Certain statements in this Prospectus including information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Ithaca desires to take advantage of certain "safe harbor" provisions of the Reform Act and is including this special note to enable the Company to do so. Forward-looking statements included in this Prospectus, involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ materially from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. The Company believes a change in the following important factors could cause such a material difference to occur: (1) the level of sales to the Company's major customers, in particular J.C. Penney which accounted for approximately 48% of the Company's total net sales for the 52-week period ended January 31, 1997; (2) the Company's ability to source or manufacture its products at a competitively favorable cost; (3) the general strength of retailing particularly in the apparel categories in which the Company operates and at the retail outlets which are major customers of the Company; (4) the continued services of certain of the Company's senior executives; (5) the comparative strength of the Company's principal competitors, particularly the impact of foreign sourcing in certain of the Company's product categories; (6) the absence of political or economic disruptions, quotas, labor disruptions, embargoes or currency fluctuations that might adversely affect the Company, particularly in Honduras and other foreign nations where the Company currently or in the future sources its products; (7) the success of the Company's recent Business Plan and reorganization, particularly (a) the success of the Company's ongoing efforts to consolidate its women's hosiery operations and certain other operations in offshore facilities and to increase its foreign sourcing capabilities (especially in women's and girls' underwear categories), (b) the level of efficiency of operation of the Company's new centralized distribution centers, (c) the success of the Company's efforts to streamline its SKU's and eliminate unprofitable and low-profit lines and products, (d) the success of the Company's efforts to reduce its selling, general and administrative expenses and (e) the success of the Company's efforts to efficiently manage its inventory levels; (8) the impact of price fluctuations for raw materials utilized by the Company, particularly cotton and spandex, and the Company's ability to pass on to retailers and consumers any possible price increases; (9) the continued improvement of the Company's information systems; or (10) the ability of the Company to have access to adequate capital to meet its working capital needs and to fund necessary capital expenditures.

      Many of the foregoing factors have been discussed in the Company's prior filings with the Commission and other publicly available documents. Had the Reform Act been effective at an earlier time, this special note would have been included in earlier Commission filings. The foregoing review of significant factors should not be construed as exhaustive or as an admission regarding the adequacy of disclosures previously made by the Company prior to the effective date of the Reform Act.

                             USE OF PROCEEDS


      The Company will receive none of the proceeds from the sale of the Shares by the Selling Stockholders. A total of 10,000,000 shares of Common Stock were issued to Noteholders of the Company in accordance with the Plan of Reorganization under which the Company emerged from a Chapter 11 bankruptcy proceeding. An option to purchase 109,290 shares of the Company's Common Stock was issued to Alvarez & Marsal, Inc. as part of the compensation due under the Management Agreement for the turnaround-management and financial restructuring advisory services rendered to the Company.


                             DIVIDEND POLICY


      The Company has no present intention of paying any dividends on the Common Stock. The declaration and payment of future dividends to holders of Common Stock will be at the discretion of the Company's Board and will depend upon many factors, including the Company's financial condition, earnings, the capital requirements of its operating subsidiaries, legal requirements and such other factors as the Board deems relevant. In addition, the Credit Agreement prohibits the payment of cash dividends on the capital stock of the Company.

      Under the DGCL, the Company may only declare and pay dividends out of surplus (as defined in the DGCL) or if there is no surplus and subject to certain conditions, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


                       MARKET FOR THE COMMON STOCK


      Through the date hereof there has been no established public trading market. An application has been made to list the Common Stock on NASDAQ National Market. See "Risk Factors--Liquidity; Absence of Market for Common Stock." Pursuant to the Plan of Reorganization, 10,000,000 Shares were issued following the Effective Date of the Plan of Reorganization and as of October 29, 1997, constituted all of the outstanding shares of Common Stock. In reliance on the exemption provided by Section 1145 of the Bankruptcy Code, none of the 10,000,000 Shares issued pursuant to the Plan of Reorganization was registered under the Securities Act in connection with its issuance pursuant to the Plan of Reorganization; however, those shares are being registered hereby for resale by the Selling Stockholders pursuant to certain registration rights. Shares issued pursuant to the Plan of Reorganization are freely tradeable without registration under the Securities Act, except for any shares that were issued to an "underwriter" (as defined in Section 1145(b) of the Bankruptcy Code) or that are subsequently acquired by an "affiliate" of the Company, all of which shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). Shares which are "restricted securities" within the meaning of Rule 144 may not be resold in the absence of registration under the Securities Act other than in accordance with Rule 144 or another exemption from registration. See "Description of Capital Stock--Registration Rights Agreement" for a discussion of the rights of certain stockholders of the Company to request registration of sales of their Shares. Also registered hereby are 109,290 shares of Common Stock which Alvarez & Marsal, Inc. hold an option to purchase. As of October 29, 1997, there were approximately 8 holders of record of Common Stock and there were no outstanding options or warrants to purchase, or securities convertible into, Common Stock or Preferred Stock, par value $.01 per share ("Preferred Stock"), other than options to purchase 973,962 shares of Common Stock, including the options granted to Alvarez & Marsal, Inc., issuable under the Company's 1996 Long Term Stock Incentive Plan ("LTIP"), and the 1997 Stock Option Plan for Non-Employee Directors (the "Director Option Plan"), of which options to purchase 369,350 shares are currently exercisable.

                             CAPITALIZATION


      The following table sets forth the consolidated capitalization of the Company at August 2, 1997. This table should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, found elsewhere in this Prospectus.



                                                                 August 2, 1997
                                                                 --------------
                                                                 (in thousands)

Current Installments of Long Term Debt                              $     13
Long Term Debt
      Credit Facility:                                                66,909
   Other                                                                  61
   Total                                                              66,983
                                                                 --------------

Stockholders' Equity:

      Preferred Stock, par value $.01 per share;                        --
      2,500,000 Shares authorized; none issued
      Common Stock par value $.01 per share,                             100
      27,500,000 authorized, 10,000,000 issued and
      outstanding
      Additional Paid-In Capital                                      22,016
      Retained (Deficit) Earnings                                     (1,901)
   Total Stockholders' Equity                                         20,215
                                                                 --------------

Total Capitalization                                                $ 87,198

----------

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following Unaudited Pro Forma Consolidated Statement of Operations for the 42- week period ended November 22, 1996, has been prepared to reflect the consummation of the Company's Plan of Reorganization and certain Fresh Start Reporting Adjustments. The Unaudited Pro Forma Consolidated Statement of Operations has been prepared as if such consummation occurred on February 1, 1996. The Unaudited Pro Forma Consolidated Statement of Operations is not necessarily indicative of the results that would have actually occurred if the Plan of Reorganization had actually been consummated on such date and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

        Unaudited Pro Forma Consolidated Statement of Operations
                 42-Week Period ended November 22, 1996
          (Dollars in thousands, except per share information)
--------------------------------------------------------------------------------

                                                                     Fresh Start
                                                                    Reporting and
                                                                   Reorganization
                                                  Historical         Adjustments        Pro Forma
                                                --------------   ------------------   -------------
Net sales                                          $ 297,603                            $ 297,603
Cost of sales                                        255,543       $     (1,934)/1/       253,609
                                                --------------   ------------------   -------------
  Gross profit                                        42,060              1,934            43,994
Selling general and administrative expense            27,670               (385)/1/        27,285
                                                --------------   ------------------   -------------
(Recovery of) asset write-downs and
  restructuring                                       (2,964)              --              (2,964)
                                                --------------   ------------------   -------------
  Operating income                                    17,354              2,319            19,673
Other income (deductions):                              --                 --                --
                                                --------------   ------------------   -------------
  Interest and amortization of deferred debt
   expense-related parties                            (2,597)             1,377/2/         (1,220)
  Interest and amortization of deferred debt
   expense - other                                   (14,892)             7,871/2/         (7,021)
  Reorganization Items:
   Adjustments to fair value                          (2,589)             2,589/3/           --
   Professional fees and other                         3,765             (3,765)/4/          --
  Other, net                                             625               --                 625
                                                --------------   ------------------   -------------
  Income before taxes                                  1,666             10,391            12,057
  Income tax expense                                   4,218                605/5/          4,823
                                                --------------   ------------------   -------------
  Net (loss) income before extraordinary item      $  (2,552)      $      9,786         $   7,234
                                                ==============   ==================   =============
  Extraordinary gain on debt forgiveness, net
   of tax                                             67,924             (67,924)/6/         --

  Net income                                       $  65,372       $    (58,138)        $   7,234
                                                ==============   ==================   =============
  (Loss) income per share/7/                           (0.25)              --                0.72
   (Loss) income before extraordinary item
  Extraordinary item                                    6.79               --                --
                                                --------------   ------------------   -------------
  Net income                                       $    6.54               --           $    0.72
                                                ==============   ==================   =============

/1/ To adjust depreciation expense for fixed asset writedowns of $13,500 recorded in conjunction with Fresh Start Reporting adjustments as follows:

             Cost of Sales                                $ 1,934
             Selling, general & admin                         385
                                                          -------
                Total                                     $ 2,319
                                                          =======

/2/ To reflect interest expense of the debt structure of the Company after confirmation of the Plan of Reorganization. The interest rate under the Credit Agreement was assumed to be 9.75%. The adjustment to interest expense is summarized as follows:


             Related party:

             Note interest                                $ 1,604
             Other interest                                  (227)
                                                          -------
                Net                                       $ 1,377
                                                          =======
             Non-Related party:
             Note interest                                  6,414
             Other interest                                 1,457
                                                          -------
               Net                                        $ 7,871
                                                          =======

/3/ To eliminate net fair value adjustments recorded in conjunction with fresh start reporting.

/4/  To eliminate reorganization items.

/5/  Income tax expense is assumed at an effective rate of 40%.

/6/ To reverse extraordinary gain on debt discharge and related income tax expense.

/7/ Pro forma earnings per share are based upon 10 million shares of Common Stock outstanding.

                             SELECTED FINANCIAL DATA


      The following table sets forth selected financial information with respect to the Company for the 26- week period ended August 2, 1997 (unaudited), the 10-week period ended January 31, 1997, the 42-week period ended November 22, 1996 and each of the four fiscal years prior to the fiscal year ended January 31, 1996 and is derived from and should be read in conjunction with the Company's audited Consolidated Financial Statements and related notes included elsewhere in this Prospectus. Income per share for periods prior to December 16, 1996 is not meaningful because during such periods the Company was a wholly owned subsidiary of Holdings.

      The selected financial information set forth below is qualified by and should be read in conjunction with the "Financial Statements" and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The Company's Results of Operations after November 22, 1996 reflect the consummation of the Plan of Reorganization and the transactions contemplated thereby and the application of Fresh Start Reporting rules and procedures. Accordingly, Statement of Operations Data and Balance Sheet Data of the Company after November 22, 1996, will generally not be comparable to the other periods discussed below.



                                               Post
                                           Confirmation                                  Preconfirmation
                                    ---------------------------     ------------------------------------------------------------
                                    (Unaudited)
                                      26-Week         10-Week          42-Week
                                    Period Ended   Period Ended     Period Ended                 Fiscal Year Ended
                                      August 2,     January 31,      November 22,                   January 31,
                                      ---------      ---------        --------    ---------    --------     --------    --------
                                        1997           1997             1996         1996        1995         1994        1993
                                        ----           ----             ----         ----        ----         ----        ----

                                                     (Dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales                              $119,676       $ 42,708        $297,603     $398,819    $414,800     $414,671    $440,357
Gross profit                             17,962          4,487          42,060       44,882      72,859       68,072      79,137
Selling, general and
  administrative expenses                13,164          7,354          27,670       43,486      37,075    39,711(1)      33,996
(Recovery of) provision for                                 --
  asset write-downs and
  restructuring                              --             --          (2,964)      51,591(2)
Operating income (loss)                   4,798         (2,867)         17,354      (50,195)     35,784       28,361      45,141
Interest expense - net(3)                 3,509          1,385          17,489       26,905      23,147       23,455      24,027
Reorganization items                         --             --          (1,176)(4)       --          --           --          --
Income (loss) before income
  taxes and extraordinary
  items                                   1,608         (4,157)          1,666      (76,802)     13,166        4,968      21,647
Income tax expense (benefit)                754         (1,400)          4,218      (27,157)      5,653        2,086       8,415
Income (loss) before
  extraordinary items                       854         (2,757)         (2,552)     (49,644)      7,513        2,882      13,232
Extraordinary items(5)                       --             --          67,924           --          --           --      (5,939)
Net income (loss)                     $     854      $  (2,757)       $ 65,372    $ (49,644)   $  7,513     $  2,882    $  7,293
                                      =========      ==========       ========    ==========   ========     ========    ========
Net income (loss) per
common share                          $    0.09      $    0.28              --           --          --           --          --
                                      =========      ==========       ========    ==========   ========     ========    ========
Dividend per common share                    --             --              --           --          --           --          --

BALANCE SHEET DATA (AT END
 OF PERIOD):                                   Post-Confirmation
                                               -----------------
Working capital (deficit)             $  67,633      $  63,523       $  75,591    ($145,909)   $113,028     $123,222    $122,230
Total assets                            129,434        133,687         155,993      208,642     224,471      235,997     236,588
Long-term debt exclusive of
  current maturities                     66,970         66,069          77,255        n/a(6)    221,819      242,785     250,720
Total stockholders' equity               20,215         19,359          22,116      (93,558)    (43,914)     (51,427)    (54,309)
(deficit)

------------------------


(1) Includes a bad debt provision of $4 million to cover the bankruptcy of a major T-shirt customer during the second quarter of fiscal 1994.

(2) In fiscal 1996, the Company initiated a restructuring plan to improve operating performance and reduce costs. In connection with this plan, the Company recorded charges totaling $51,591,000 ($33,379,000 after related income tax benefits). Such charges related to (a) the closing and consolidation of certain manufacturing and distribution facilities, (b) the write-down of certain equipment associated with closed facilities, (c) the write-off and establishment of reserves for inventory and accounts receivable associated with customers, product lines and specific products that the Company elected to discontinue manufacturing and distributing, (d) severance and other costs associated with plant closures and overhead reductions and (e) the write-off of certain impaired intangible assets.

(3) Principally includes interest expense on long-term debt and amortization of deferred debt expense, offset by interest income from the short-term investment of excess cash. During the period from August 29, 1996 through November 22, 1996, the Company did not accrue interest on the Senior Subordinated Notes due 2002 which were canceled in connection with the Plan of Reorganization.


(4) Reorganization items for the 42-week period ended November 22, 1996 include $3,765,000 of adjustments to record assets and liabilities at fair value in connection with the application of Fresh Start Reporting.

(5) Loss on early extinguishment of debt (net of income tax benefit of $3,763,000) on December 10, 1992 and gain on debt discharge (net of income tax expense of $23,056,000) pursuant to confirmation of Plan of Reorganization at November 22, 1996.


(6) Due to continuing covenant violations, temporary waivers granted and events of default, as further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of the Company's outstanding debt was classified as current at January 31, 1996.

ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

Index to Financial Statements


                                                                            Page

Independent Auditors' Report ..............................................  F-2

Consolidated Balance Sheets as of February 1, 1997 and February 2, 1996 ...  F-3

ConsolidatedStatements of Operations  for the 10-Week  Period ended
  February 1, 1997, the 42-Week Period ended November 22, 1996, and for the Years ended February 2, 1996 and January 27, 1995 ............ F-5

ConsolidatedStatements of Stockholders'  Equity (Deficit) for the
  10-Week Period ended  February 1, 1997, the 42-Week Period ended
  November 22, 1996, and for the Years ended February 2, 1996 and
  January 27, 1995 ......................................................... F-6

ConsolidatedStatements  of Cash Flows for the 10-Week  Period ended
  February 1, 1997, the 42-Week Period ended November 22, 1996, and for the Years ended February 2, 1996 and January 27, 1995 ............ F-7

Notes to Consolidated Financial Statements ................................. F-9

KPMG Peat Marwick LLP
     303 Peachtree Street, N.E.
     Suite 2000
     Atlanta, GA  30308

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Ithaca Industries, Inc.:


We have audited the accompanying consolidated balance sheets of Ithaca Industries, Inc. and subsidiaries as of February 1, 1997 and February 2, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and each of the years in the two-year period ended February 2, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ithaca Industries, Inc. and subsidiaries as of February 1, 1997 and February 2, 1996, and the results of their operations and their cash flows for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and each of the years in the two-year period ended February 2, 1996, in conformity with generally accepted accounting principles.

On December 16, 1996, the Company emerged from bankruptcy. As described in note 1 to the consolidated financial statements, the Company accounted for the reorganization as of November 22, 1996 and adopted fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. As a result, the consolidated financial statements as of February 1, 1997 and for the ten-week period then ended present the financial position, results of operations, and cash flows of the reorganized entity and are, therefore, not comparable to the consolidated financial statements for periods prior to the Company's emergence from bankruptcy.


                                /s/ KPMG PEAT MARWICK LLP

                                KPMG PEAT MARWICK LLP

Atlanta, Georgia
March 27, 1997

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                     February 1, 1997 and February 2, 1996

                       (In thousands, except share data)




                                                              Post-confirmation       Preconfirmation
                                                              -----------------       ---------------
                                                                 February 1,            February 2,
                      Assets (Note 6)                               1997                   1996
                      ---------------                               ----                   ----
Current assets:
  Cash and cash equivalents                                     $       66                10,369
  Trade accounts receivable, net of allowance for
    doubtful accounts of $1,256 at February 1, 1997
    and $1,215 at February 2, 1996 (note 9)                         26,486                29,958
  Due from former Parent (note 8)                                      -                     604
  Inventories (note 3)                                              65,680                56,079
  Deferred taxes (note 7)                                              -                  20,212
  Prepaid expenses and other current assets                            876                 1,567
  Refundable income taxes (note 7)                                     -                  13,159
  Assets held for disposition, net of estimated
    reserves  (notes 3, 4, and 13)                                   3,755                17,139
                                                                    ------               -------
        Total current assets                                        96,863               149,087
                                                                    ------               -------

Net property, plant, and equipment (note 4)                         35,531                54,295

Other assets:
  Intangible assets, net of accumulated amortization
    of $91 and $22,570 at February 1, 1997 and February 2,
    1996, respectively (note 5)                                        362                  905
  Deferred debt expenses, net of accumulated amortization
    of $7,868 at February 2, 1996 (note 13)                            -                  3,651
  Other                                                                931                  704
                                                                     -----                -----
         Total other assets                                          1,293                5,260











                                                                ---------              -------
                                                                $  133,687             208,642


See accompanying notes to consolidated financial statements.



                                                              Post-confirmation       Preconfirmation
                                                              -----------------       ---------------
                                                                 February 1,            February 2,
              Liabilities and Stockholders' Equity (Deficit)        1997                   1996
              ----------------------------------------------        ----                   ----
Current liabilities:
  Current installments of long-term debt, due to related
    parties (notes 6 and 10)                                   $      -                    33,757
  Current installments of long-term debt (notes 6
    and 10)                                                            70                 206,301
  Accounts payable                                                 10,742                  16,414
  Accrued payroll and related expenses                             11,396                  10,335
  Accrued restructuring costs (note 13)                             2,106                  12,204
  Income taxes payable (note 7)                                     3,073                     -
  Deferred income taxes (note 7)                                    2,255                     -
  Other accrued expenses                                            3,698                  15,985
        Total current liabilities                                  33,340                 294,996
                                                                   ------                 -------

Long-term debt, excluding current installments, due to
   related parties (notes 6 and 10)                                 9,710                    -
Long-term debt, excluding current installments (notes 6 and 10)    56,359                    -
Deferred income taxes (note 7)                                     14,919                   7,204
Preconfirmation redeemable cumulative preferred stock of
    $.01 par value.  Authorized but unissued 500,000 shares
    at February 2, 1996                                               -                      -

Stockholders' equity (deficit):
  Preferred stock, $.01 par value; authorized 2,500,000
    shares; none outstanding at February 1, 1997                      -                      -
  Common stock of $.01 par value; authorized 27,500,000
    shares; issued and outstanding 10,000,000 shares at
    February 1, 1997                                                  100                    -
  Preconfirmation common stock, par value $.01; authorized
    and issued 1,000 shares at February 2, 1996                       -                      -
  Additional paid-in capital                                       22,016                  9,000
  Accumulated deficit                                              (2,757)              (102,558)
                                                               ----------               --------
      Total stockholders' equity (deficit)                         19,359                (93,558)

Commitments and contingencies (notes 6, 9, 11, and 12)

                                                               ----------                -------
                                                               $  133,687                208,642


                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations

                     10-Week Period ended February 1, 1997,
                  42-Week Period ended November 22, 1996, and
                Years ended February 2, 1996 and January 27, 1995

                (In thousands, except share and per share data)



                                                              Post-confirmation       Preconfirmation
                                                              -----------------       ---------------
                                                                   10-Week       42-Week
                                                                 Period ended   Period ended    Years ended
                                                                  February 1,   November 22,  February 2, January 27,
                                                                     1997          1996          1996        1995
                                                                     ----          ----          ----        ----

Net sales (note 9)                                                $ 42,708        297,603       398,819     414,800
Cost of sales (note 3)                                              38,221        255,543       353,937     341,941
                                                                    ------        -------       -------     -------
         Gross profit                                                4,487         42,060        44,882      72,859

Selling, general, and administrative expenses
   (notes 8, 11, and 12)                                             7,354         27,670        43,486      37,075
(Recovery of) provision for asset write-downs and
    restructuring (note 13)                                            -           (2,964)       51,591         -
                                                                    -------        ------        ------
           Operating income (loss)                                  (2,867)        17,354       (50,195)     35,784

Other income (deductions):
   Interest expense - related parties (contractual interest
     of $3,252 at November 22, 1996)                                  (196)        (2,597)       (3,918)     (3,566)
   Interest and other, net of interest income of $81,
     $164,  $237, and $895 at February 1, 1997,
     November 22, 1996,   February  2,  1996, and
     January  27,   1995, respectively (contractual
     interest of $17,512 at November 22, 1996)                      (1,189)       (14,892)      (22,987)    (19,581)
                                                                     -----         ------        ------      -------
   Other, net                                                           95            625           299         529
                                                                     -----         ------        ------      ------
                                                                    (1,290)       (16,864)      (26,606)    (22,618)
                                                                     -----         ------        ------      ------
           Income (loss) before reorganization items,
             income taxes, and extraordinary item                   (4,157)           490       (76,801)     13,166

Reorganization items:
   Adjustments to fair value                                           -            3,765           -           -
   Professional fees and other                                         -           (2,589)          -           -
   ---------------------------                                       -----         -------       ------      ------
          Income (loss) before income taxes
             and extraordinary item                                 (4,157)         1,666       (76,801)     13,166

Income tax (expense) benefit (note 7)                                1,400         (4,218)       27,157      (5,653)
                                   -                                 -----          -----        ------       -----
          (Loss) income before extraordinary item                   (2,757)        (2,552)      (49,644)      7,513

Extraordinary item - gain on debt  discharge of $90,980
   before  income taxes of $23,056 at November 22,
   1996 (notes 1 and 7)                                                -           67,924           -           -
                                                                 ----------       ------        ------       -----

           Net income (loss)                                      $ (2,757)        65,372       (49,644)      7,513
                                                                  ========         ======        ======       =====

Net loss per common share                                         $   (.28)

Weighted average common shares outstanding                      10,000,000
                                                                ==========




See accompanying notes to consolidated financial statements.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

           Consolidated Statements of Stockholder's Equity (Deficit)

                     10-Week Period ended February 1, 1997,
                   42-Week Period ended November 22, 1996, and
                Years ended February 2, 1996 and January 27, 1995

                       (In thousands, except share data)





                                                          Shares                                                         Total
                                                --------------------------------             Additional  Retained    stockholders'
                                                                        Post-       Common      paid-in     earnings    equity
                                                Preconfirmation     confirmation     stock      capital     (deficit)   (deficit)
                                                ---------------     ------------     -----      -------     ---------   ---------

Balance at January 28, 1994                           1,000             -            $ -          9,000     (60,427)    (51,427)
Net income                                              -               -              -            -         7,513       7,513
                                                     -------      -----------        ----        ------    --------     --------
Balance at January 27, 1995                           1,000             -              -          9,000     (52,914)    (43,914)

Net loss                                                -               -              -            -       (49,644)    (49,644)
                                                      -----       -----------        ----        ------     -------     -------
Balance at February 2, 1996                           1,000             -              -          9,000    (102,558)    (93,558)

Net income for 42-week period ended November 22,
    1996 (Preconfirmation)                              -               -              -                     65,372      65,372
Effect of reorganization:
  Elimination of accumulated deficit                    -               -              -                     37,186      37,186
  Cancellation of preconfirmation shares             (1,000)            -              -         (9,000)       -         (9,000)
  Issuance of post-confirmation shares                  -          10,000,000          100       22,016        -         22,116
                                                     ------        ----------          ---       ------     -------      ------
Balance at November 22, 1996 (Post-Confirmation)        -          10,000,000          100       22,016        -         22,116

Net loss for 10-week period ended February 1, 1997      -               -              -            -       (2,757)     (2,757)
                                                     ------        ----------         ----       ------     --------     -------

Balance at February 1, 1997                             -          10,000,000         $100       22,016     (2,757)     19,359
                                                     =======       ==========         ====       ======     ======      ======



See accompanying notes to consolidated financial statements.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                     10-Week Period ended February 1, 1997,
                  42-Week Period ended November 22, 1996, and
               Years ended February 2, 1996 and January 27, 1995

                                 (In thousands)


                                                              Post-confirmation       Preconfirmation
                                                              -----------------       ---------------
                                                                   10-Week       42-Week
                                                                 Period ended   Period ended    Years ended
                                                                  February 1,   November 22,  February 2, January 27,
                                                                     1997          1996          1996        1995
                                                                  -----------   ------------  ----------- -----------
Cash provided by operating activities:
  Net income (loss)                                               $ (2,757)       65,372       (49,644)     7,513
  Adjustments to reconcile net income (loss) to net
    cash provided by operations:
       (Recovery of) provision for asset write-downs
           and restructuring                                            -         (2,964)       40,623        -
        Gain on debt discharge                                          -        (90,980)          -          -
        Depreciation and amortization of property,
           plant, and equipment                                         853        6,936         8,713      8,652
        Provision for (recovery of) doubtful accounts                  (252)         293           -         (582)
        Amortization of intangible assets, deferred debt
          expense     , and discount on subordinated notes               91        1,568         5,521      2,697
        Provision for deferred taxes                                 (1,396)      31,578       (15,486)      (765)
        (Gain) loss on sale of property, plant, and
           equipment                                                    -           (292)           22       (238)
        Net adjustments in accounts for fair value                      -         (3,765)          -          -
        Provision for reorganization items                              -          2,589           -          -
        Changes in operating assets and liabilities before
            the effects of restructuring reclassifications:
              Trade accounts receivable and due to/from Parent       19,108      (13,011)        4,668     (2,871)
              Inventories                                             3,026         (646)       12,071    (22,455)
              Prepaid expenses and other assets                        (264)      14,204       (13,495)     1,514
              Assets held for disposition                              (781)      18,523           -          -
              Accounts payable                                       (1,744)      (3,928)         (725)        78
              Accrued payroll and related expenses                   (3,347)       4,408          (941)     2,695
              Other accrued expenses                                 (1,811)       1,469         6,390      4,645
              Accruals relating to IRS examination                      -            -             -       (4,354)
                                                                     ------       ------        ------     ------
                Net cash provided by (used in)
                    operating activities                             10,726       31,354        (2,283)    (3,471)
                                                                     ------       ------        ------     ------

Cash flows from investing activities:
  Proceeds from sale of property, plant, and equipment                  59          949         219         563
  Additions to property, plant, and equipment                         (797)       (3,248)     (13,887)    (8,478)
  Decrease (increase) in other assets                                  -             -          1,251       (711)
                                                                      ----         -----       ------      -----
            Net cash used in investing activities                     (738)       (2,299)     (12,417)    (8,626)
                                                                      ----         -----       ------     ------



                                                                                     (Continued)


                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                 (In thousands)

                                                              Post-confirmation       Preconfirmation
                                                              -----------------       ---------------
                                                                   10-Week       42-Week
                                                                 Period ended   Period ended    Years ended
                                                                  February 1,   November 22,  February 2, January 27,
                                                                     1997          1996          1996        1995
                                                                  -----------   ------------  ----------- -----------
Cash flows from financing activities:
  Repayment of long-term debt                                   $  (11,251)      (38,095)      (19,462)     (20,971)
  Proceeds from long-term debt                                         -             -          37,000          -
                                                                 ---------        ------        ------        -----
             Net cash (used in) provided by
                 financing activities                              (11,251)      (38,095)       17,538      (20,971)
                                                                   -------       -------        ------      -------

             Net (decrease) increase in cash and
                cash equivalents                                    (1,263)       (9,040)        2,838      (33,068)

Cash and cash equivalents at beginning of period                     1,329        10,369         7,531       40,599
                                                                ----------        ------         -----       ------

Cash and cash equivalents at end of period                      $       66         1,329        10,369        7,531
                                                                ==========         =====        ======        =====

Supplemental disclosures - net cash paid (received)
  during the period for:
    Income taxes                                                $     (360)      (16,835)        1,224        7,149
                                                                ==========       =======         =====        =====

    Interest paid to related parties                            $      301           379         2,654        3,314
                                                                ==========           ===         =====        =====

    Interest paid to others                                     $    1,690         7,632        16,309       17,046
                                                                ==========         =====        ======       ======


See accompanying notes to consolidated financial statements.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     February 1, 1997 and February 2, 1996

                       (In thousands, except share data)


(1)         Reorganization and Emergence from Chapter 11 Bankruptcy
            -------------------------------------------------------

            On December 16, 1996 (the "Effective Date"), Ithaca Industries, Inc. (the "Company") emerged from proceedings under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") pursuant to a Prepackaged Chapter 11 Plan of Reorganization (the "Plan"), which was confirmed by United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on November 22, 1996 (the "Confirmation Date"). The Plan implemented a financial restructuring whereby approximately $125,000 ($124,625, net of original issue discount) of previously outstanding Senior Subordinated Notes (the "Notes") and related accrued interest, which were subject to settlement under the Plan were exchanged for approximately 10,000,000 shares of new common stock (the "Common Stock") issued by the Company in connection with the reorganization. Additionally, the Company's Credit Agreement was amended and restructured. The restructured long-term debt outstanding after consummation of the Plan is secured by substantially all of the assets of the Company. All previously outstanding common stock was canceled, annulled, and extinguished.

            Pursuant to the Plan, the Company's certificate of incorporation and bylaws were amended and restated in their entirety by the Amended and Restated Certificate of Incorporation (the "Certificate") and the Amended and Restated Bylaws (the "Bylaws") to provide, among other things, for the restructuring of the Company's equity capitalization under the Plan. As of the Effective Date of the Plan, the Company was authorized to issue 27,500,000 of the Company's $.01 par value, common stock of which an aggregate of 10,000,000 shares was issued and distributed pursuant to the Plan. An aggregate of 928,962 shares of common stock was reserved for issuance pursuant to the 1996 Long-Term Stock Incentive Plan (the "Stock Plan").

            The Company's Certificate authorized 2,500,000 shares of preferred stock with $.01 par value. The Board of Directors is authorized, upon two-thirds affirmative vote, to issue preferred stock subject to restrictions contained in the Amended and Restated Credit Agreement ("Amended Agreement"), in one or more series, for any purpose permitted by law, and is authorized to fix the designations, power, rights, and preferences of the preferred stock. The Certificate provides that the Company will not issue any nonvoting equity securities to the extent prohibited by the Bankruptcy Code. The Certificate may be amended in accordance with applicable law to remove the prohibition.

            During fiscal 1996, as a result of diminished operating performance and profitability, the Company incurred covenant defaults under the Credit Agreement. In addition, the Company did not make the December 15, 1995 and June 15, 1996 scheduled interest payments due on the Notes or scheduled quarterly principal payments due under the Credit Agreement on January 31, April 30, and July 31, 1996. As a result of negotiations between the Company's creditors, owners, and management, the parties agreed to effect a financial restructuring and, accordingly, on October 8, 1996 (the "Petition Date"), the Company filed a voluntary petition for relief under Chapter 11 in the Bankruptcy Court. The Company filed the Plan to consummate a financial restructuring that had been negotiated among the Company, its Noteholders and parties to the Credit Agreement, and the sole stockholder of the Company's outstanding stock. The Company was operated as a debtor-in-possession subject to the supervision of the Bankruptcy Court until December 16, 1996.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


            The Company continued to pay its trade creditors and other debt obligations in the ordinary course of business while under the supervision of the Bankruptcy Court.


Fresh-Start Reporting
---------------------

            For financial reporting purposes, the effective date of the Company's emergence from Chapter 11 was assumed to be November 22, 1996. In accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), the Company adopted "fresh-start reporting," including the terms of the Amended Agreement and reflected the effects of such adoption in the consolidated financial statements as of November 22, 1996. The Post-Confirmation consolidated financial statements have been separated from the Preconfirmation balance sheet and prior period amounts by a bold line to signify that the Post-Confirmation consolidated financial statements are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.

            The Company adopted Fresh-Start Reporting because holders of existing voting shares before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity and its reorganization value was less than its post-petition liabilities and allowed claims. The adjustments to reflect the consummation of the Plan, include the pretax gain on debt discharge of $90,980 (principally accrued interest and principal of the Notes) and the adjustment of $3,765 to record assets and liabilities at their estimated fair values, have been reflected in the accompanying consolidated statements of operations for the 42-week period ended November 22, 1996. Deferred taxes of approximately $23,056 were provided as a result of the debt discharge and the resulting reductions to the tax bases of assets in accordance with Section 108 of the Internal Revenue Code.

            The reorganization value of the Company was determined by management utilizing several factors and various valuation methods, including discounted cash flows, cash flow multiple ratios, and other applicable ratios. Reorganization value generally approximates fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity after the restructuring. The primary valuation methodology employed to determine the reorganization value of the Company was a net present value approach. The estimated unleveraged reorganization value of the Company was computed using a discounted cash flow analysis. This analysis included the present values of (i) the discounted projected free cash flows of the Company through fiscal year 1999, (ii) the discounted terminal value of the Company at the end of that 1999 fiscal year, and (iii) projected excess cash on hand at the Confirmation Date. For purposes of discounting values, a discount rate of 9.5% was utilized throughout the analysis. The terminal value was based upon a 3.5% growth factor in perpetuity with a 6% terminal discount rate.


(Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


Based on information from parties-in-interest and from the Company's financial advisors, the total reorganization value of the Company was estimated to be $155,993 at November 22, 1996. The estimated reorganization value of the Company was allocated to specific asset categories as follows:

               Current assets                            $ 118,858
               Property and equipment                       35,647
               Other noncurrent assets                       1,488

                                                         $ 155,993

All payments and distributions required by the Plan to be made by the Company with respect to prepetition claims against the Company have been made or provided for at November 22, 1996, and no further material recourse to the Company is available to any person with respect to any prepetition claims.

The effect of the Plan and the implementation of Fresh-Start Reporting on the Company's consolidated balance sheet as of November 22, 1996 was as follows:



                                                                                                          Post-
                                            Preconfirmation          Adjustments                      confirmation
                                            balance sheet at        to record the                    balance sheet at
                                              November 22,            Plan at          Fair value       November 22,
                                                 1996              confirmation(a)   adjustments(b)       1996
                                                 ----              ---------------   --------------       ----

 Cash                                         $   1,329                  -                 -                1,329
 Other current assets                           117,802              (13,549)           13,276            117,529

 Property, plant, and equipment                 139,026                  -            (103,379)            35,647
 Accumulated depreciation                        89,876                  -              89,876                -
                                             ----------              -------           -------            -------
    Net property, plant, and equipment           49,150                  -             (13,503)            35,647
                                             ----------              -------           -------            -------

 Other long-term assets                           1,035                  -                 -                1,035
 Other intangible assets                          3,042               (2,589)              -                  453
                                             ----------              -------           -------            -------

                                             $  172,358              (16,138)             (227)           155,993
                                             ==========              =======           =======            =======

 Current long-term debt                      $  202,016             (201,881)              -                  135
 Other current liabilities                       55,847               (8,723)           (3,992)            43,132
 Long-term debt                                     -                 77,255               -               77,255
 Noncurrent deferred income taxes                 6,651                5,198             1,506             13,355
 Stockholders' equity (deficit)                 (92,156)             112,013             2,259 (c)         22,116
                                             ----------              -------           -------             ------

                                             $  172,358              (16,138)             (227)           155,993
                                             ==========              =======           =======            =======

            (a)  To record the forgiveness of the notes, the issuance of common stock, and the related income tax effects pursuant to the Plan.
            (b)  To record the adjustments to assets and liabilities to their estimated fair value.
            (c)  Net adjustment to equity consists of net fair value adjustments of $3,765 less related income tax effects of
                 $1,506.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(2)  Summary of Significant Accounting Policies and Practices
     --------------------------------------------------------

     (a)    Description of Business and Basis of Presentation
            -------------------------------------------------

            The Company is a manufacturer of private-label underwear and women's hosiery products, operating distribution and manufacturing facilities in the Southeastern United States and off-shore manufacturing facilities in Central America. Additionally, the Company sources some of its production from various contractors worldwide. The Company has three principal product lines: (i) men's and boy's underwear and outerwear T-shirts, (ii) women's and girls' underwear, and (iii) women's hosiery. The Company markets its products through a wide range of national and regional retail distribution channels, including discount stores, department stores, specialty stores, drug stores, and supermarkets. The majority of the Company's raw materials are readily available and are not dependent upon a single supplier.

     (b)    Principles of Consolidation
            ---------------------------

            These consolidated financial statements include the financial statements of Ithaca Industries, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     (c)    Cash and Cash Equivalents
            -------------------------

            Cash balances at year-end reflect short-term interest-earning deposits, net of outstanding checks. Cash balances also include overdraft amounts for which the right of offset with other accounts exists. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $66 and $10,369 at February 1, 1997 and February 2, 1996, respectively.

     (d)    Inventories
            -----------

            Inventories consist of raw materials, work in process, and finished goods relating to manufacturing operations and are valued at the lower of cost or market with cost determined using the last-in, first-out (LIFO) method.

     (e)    Property, Plant, and Equipment
            ------------------------------

            Property, plant, and equipment acquired after November 22, 1996 are stated at cost. Upon emergence from Chapter 11, the Company adopted Fresh-Start Reporting effective November 22, 1996 and, accordingly, all property, plant, and equipment at November 22, 1996 was recorded at its estimated fair value and historical accumulated depreciation was eliminated. Depreciation and amortization expense of property, plant, and equipment is calculated using the straight-line method over the estimated remaining useful lives of the assets as follows:

                Buildings                           25 - 30 years
                Property improvements                5 - 10 years
                Machinery and equipment              3 -  8 years
                Vehicles                                  3 years

                                                         (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


     (f)    Intangibles
            -----------

            Intangible assets, consisting of patents, are amortized over their respective remaining terms. On an ongoing basis, management reviews the valuation and amortization of intangible assets. As part of the review, management estimates fair values based upon recent historical results and expected future results, taking into consideration events or circumstances which might affect their fair values.

            Deferred debt expenses are amortized over the lives of the loans to which the expenses relate. As a result of the adoption of Fresh-Start Reporting and the related amendment of the Credit Agreement, the unamortized balance of deferred debt expense was included in reorganization expense for the 42-week period ended November 22, 1996.

     (g)    Revenue Recognition
            -------------------

            Sales are recognized at the time the related goods are shipped.

     (h)    Income Taxes
            ------------

            Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            Prior to its emergence from Chapter 11, the Company was included in an affiliated group and the Company's Federal taxable income was included in such group's consolidated tax return. Pursuant to a tax sharing agreement with the former Parent, the Company recognized income tax expense or benefit as if it were to file separate Federal, state, or local income tax returns. The Company entered into the Intercompany Compromise and Settlement Agreement which included a provision that terminated the tax sharing agreement effective November 22, 1996.

                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


     (i)    Stock Option Plan
            -----------------

            Effective November 22, 1996, with the adoption of its stock option plan, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which permits the Company to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also permits the Company to apply the provisions of APB Opinion No. 25 where compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the option and provide pro forma net income and pro forma income per share disclosures for stock option grants made in future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (j)    Fiscal Year
            -----------

            The Company's fiscal year ends on the last Saturday closest to the end of January. The results of operations for fiscal 1997 include the 10-week period ended February 1, 1997 (post-confirmation) and the 42-week period ended November 22, 1996 (preconfirmation). The results of operations for the year ended February 2, 1996 reflect a 53-week period (fiscal 1996), and the results for the year ended January 27, 1995 reflect a 52-week period (fiscal 1995).

     (k)    Use of Estimates
            ----------------

            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (l)    Net Income Per Common Share
            ---------------------------

            Net income per common share is calculated based upon the weighted-average number of common shares and common stock equivalents outstanding. Common stock equivalents consist of stock options and have been excluded from shares outstanding because their impact is antidilutive.

                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(3)  Inventories
     -----------

     Inventories consist of the following:

                                            Post-confirmation    Preconfirmation
                                            -----------------    ---------------
                                               February 1,         February 2,
                                                  1997                1996
                                                  ----                ----

     Raw materials and supplies                $  15,607            24,676
     Work-in-process                              12,381            16,882
     Finished goods                               41,278            53,962
                                                  69,266            95,520
     Less excess of FIFO over LIFO cost              -              10,474
     Less inventory included in assets held for
        disposition, net (note 13)                 3,586            28,967

                                               $  65,680            56,079

      Upon adoption of Fresh-Start Reporting at November 22, 1996, the excess of first-in, first-out (FIFO) over LIFO cost is equal to zero as inventories were restated to their estimated fair value. The adjustment has been included in fair value adjustments in note 1.

      During the 42-week period ended November 22, 1996 and the year ended February 2, 1996, LIFO inventory layers were liquidated. This reduction resulted in charging lower inventory costs prevailing in prior years to cost of goods sold, thus reducing cost of sales by $1,367 and $271, respectively, which is lower than the amount that would have resulted from replacing the liquidated inventory at end of period prices on those dates.

(4)   Property, Plant, and Equipment
      ------------------------------

      Property, plant, and equipment consist of the following:

                                              Post-confirmation  Preconfirmation
                                              -----------------  ---------------
                                                  February 1,      February 2,
                                                     1997             1996
                                                     ----             ----
     Land                                         $   1,306           2,936
     Buildings and improvements                      18,528          55,838
     Machinery and equipment                         16,288          85,821
     Vehicles                                           104             428
     Construction in progress                           327             241
                                                     36,553         145,264
     Less accumulated depreciation and amortization     853          84,941
     Less property, plant, and equipment included in
       assets held for disposition (note 13)            169           6,028

                                                  $   35,531         54,295



                                                                     (Continued)
                                      F-15

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(5)  Intangible Assets
     -----------------

     Intangible assets consist of the following (see note 13):


                           Post-confirmation          Preconfirmation
                              February 1,               February 2,
                                1997                       1996
                            ------------   -------------------------------------

                                                       Value of
                                                      work-force in    Licensing
                               Patents     Patents       place         agreement
                               -------     -------    -------------    ---------

Gross amount                   $ 453      $ 11,860      7,946           3,669
Less accumulated amortization     91        10,955      7,946           3,669
                               -----      --------      -----           -----

                               $ 362      $    905        -                -
                               =====      ========      ======          ======

(6)  Long-Term Debt
---  --------------

     A summary of long-term debt follows:

                                         Post-confirmation       Preconfirmation
                                            February 1,             February 2,
                                              1997                    1996
                                         -----------------       ---------------

Borrowings under credit agreements:
  Revolving loans:
    Base rate loans                                $ 13,000              -
    LIBOR-based loans                                   -             37,000
  Term loans:
    Base rate loans                                  53,000              -
    LIBOR-based loans                                   -             77,771
Senior Subordinated Notes, due 2002 with interest
  payable quarterly at 11.125%, net of unamortized
  original issue discount of $375                       -            124,573
9.0% to 10.5% notes, maturing through 1998              139              714
                                                   --------          -------
                                                     66,139          240,058
Less current installments of long-term debt              70          240,058
                                                   --------          -------

                                                   $ 66,069              -
                                                   ========          ========

Pursuant to the Plan, the Credit Agreement was amended and restated and the Notes were canceled and exchanged for all of the Company's outstanding common stock on the Effective Date. The following is a summary description of the Amended and Restated Credit Agreement ("Amended Agreement") issued on the Effective Date.

REVOLVING CREDIT COMMITMENT

The total Revolving Credit Commitment ("Revolving Loan") under the Amended Agreement is $77,200 which is inclusive of (i) any outstanding unpaid balance of prepetition revolving credit loans and post-petition debtor-in-possession financing, (ii) $22,185 transferred from the Preconfirmation term loan balance, and (iii) a $25,000 letter of credit subfacility. For a 30-day period beginning in May and December of each year, commitments under the Revolving Loan are reduced to $63 million and $68 million, respectively.

                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


The total outstanding Revolving Loan including letters of credit may not exceed a borrowing base determined by specified percentages of eligible accounts receivable and inventory as defined by the Amended Agreement. A commitment fee of 0.5% of the unused Revolving Loan is due each year. A letter of credit fee of 2.5% per annum of the daily stated amount of all letters of credit and facing fees of 1/4 of 1% per annum of the daily stated amount of all standby and trade letters of credit is payable quarterly in arrears. The Revolving Loan expires August 31, 1999.

At February 1, 1997, there was $13,000 outstanding under the Revolving Loan provisions and $6,825 issued under the trade and standby letters of credit provision of the Amended Agreement. The additional availability as calculated under the provisions of the Amended Agreement at February 1, 1997 was $33,145.

TERM LOAN COMMITMENT

The total Term Loan Commitment ("Term Loan") under the Amended Agreement is $55,000 which was reduced to $53,000 as a result of fiscal 1997 payments. The remaining balance is payable in installments of $5,000 on January 31, 1998; $4,000 on January 31, 1999; and $44,000 on August 31, 1999. At February 1, 1997,
$5,000 of the outstanding term loan balance has been excluded from current installments of long-term debt as this amount could be repaid using the Revolving Loan.

The Term Loan contains mandatory prepayment provisions which require that certain excess cash flows, proceeds from the sale of assets for disposition, other proceeds outside the ordinary course of business, and tax refunds as defined must be used to pay down the outstanding term loan balance in reverse order of maturity. Once repaid, Term Loans may not be reborrowed. The Term Loan Commitment expires August 31, 1999.

At February 1, 1997, there was $53,000 outstanding under the Term Loan provisions of the Amended Agreement.

Except in certain limited circumstances, the Revolving Loan and the Term Loan will bear interest at 150 basis points above the base rate which is defined as the higher of (i) 1/2 of 1% in excess of the adjusted certificate of deposit rate, (ii) the prime lending rate, and (iii) 1/2 of 1% in excess of the overnight federal funds rate. Interest is due in arrears on the last day of each month. The interest rate is subject to cumulative increases in the event the Company (i) does not achieve certain earnings before interest taxes and depreciation (EBITDA) targets or (ii) fails to make annual principal payments, other than regularly scheduled term loan amortization payments, of at least $5,000. In addition, default interest is payable at the base rate plus 2%. On January 29, 1997, the Company entered into a rate protection agreement which limits the base interest rate payable on the first $45 million outstanding term loan principal to 9.5% through July 28, 1998.

Borrowings under the Amended Agreement are secured by a lien against all assets of the Company and subsidiaries. The Amended Agreement contains certain financial and nonfinancial covenants. As of February 1, 1997, the Company was in compliance with such covenants.



                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


Prior to its amendment and restatement pursuant to the Plan, the Credit Agreement had a revolving credit facility (the "Facility") which provided for availability of $65 million until October 31, 1998. The term loan was originally repayable in quarterly installments of $7,148 in 1997, $6,291 in 1998, and $6,004 in 1999. The entire amount outstanding under the Credit Agreement was to mature on October 31, 1998. Advances under the Facility were not to exceed a borrowing base determined by specific percentages of eligible accounts receivable and inventories (each as defined in the Credit Agreement). A commitment fee of 0.5% per annum was required on all unused amounts under the Facility. The Company had a rate protection agreement which limited the base interest rate payable on the first $25 million outstanding term loan principal to 7.5% through December 21, 1995. At February 2, 1996, amounts totaling approximately $240,058 were classified as current due to defaults under the Credit Agreement.

Borrowings under the Credit Agreement, at the Company's option, were either base rate loans or LIBOR (London Interbank Offered Rate) based loans. Base rate loans accrued interest at the lenders' prime rate (8.25% at February 2, 1996) of interest plus 1.5%. LIBOR-based loans accrued interest at the LIBOR rate of 5.375% at February 2, 1996 plus 2.75%.

Borrowings under the Credit Agreement were secured by a pledge of all assets owned by the Company and a security interest in all the Company's tangible and intangible assets.

Interest on the Notes was payable semiannually on each June 15 and December 15, commencing December 15, 1992. Prior to the conversion of the Notes to equity interests pursuant to the Plan, approximately $33,757 of the Notes were held by related parties at February 2, 1996 and are included in related party liabilities on the accompanying consolidated balance sheets.

(7)  Income Taxes
     ------------

     Components of income tax benefit (expense) consist of:

                       Post-confirmation              Preconfirmation
                       -----------------              ---------------
                            10-week        42-week
                         period ended    period ended         Years ended
                          February 1,    November 22     February 2, January 27,
                             1997          1996            1996        1995
                             ----          ----            ----        ----

Current:
   Federal                 $    4         3,113           10,302      (4,751)
   State                        1         1,191            1,369      (1,106)
Deferred                    1,395        (8,522)          15,486         204

                           $1,400        (4,218)          27,157      (5,653)


                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


Income tax benefit (expense) for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and the years ended February 2, 1996 and January 27, 1995 amounted to $1,400, $(4,218), $27,157, and $(5,653), an effective rate of 33.7%, 253.0%, 35.3%, and 42.9%, respectively, which differs from the "expected" income tax expense (computed by applying the U.S. Federal corporate income tax rate of 35% to income (loss) before income taxes and extraordinary item) as follows:



                                                     Post-confirmation              Preconfirmation
                                                     -----------------              ---------------
                                                          10-week        42-week
                                                       period ended    period ended         Years ended
                                                        February 1,    November 22     February 2, January 27,
                                                           1997          1996            1996        1995
                                                           ----          ----            ----        ----

Computed "expected" income tax benefit (expense)          $ 1,455        (583)          26,881      (4,610)
State and local taxes, net of Federal
     income tax benefit                                       175         (45)           2,090        (695)
Amortization of intangible assets                             -           -             (1,632)        (64)
Nondeductible expenses relating to reorganization            (216)       (744)             -           -
Provision for resolution of tax audits and adjustments
    to refund receivable                                      -        (2,727)             -           -
Other, net                                                    (14)       (119)           (182)        (284)
                                                              ---        ----            ----         ----

                                                          $ 1,400      (4,218)         27,157       (5,653)
                                                          =======      ======          ======       ======



The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 1, 1997 and February 2, 1996 are presented below:



                                                                   Post-confirmation   Preconfirmation
                                                                       February 1,         February 2,
                                                                          1997                1996
                                                                          ----                ----

Deferred tax assets:
  Nondeductible accruals                                             $   3,387               9,036
  Restructuring related reserves and write-downs
     of inventory, receivables, and property, plant,
     and equipment                                                         -                 9,049
  Inventory write-downs                                                  1,349                 718
  Accounts receivable reserves and allowances                              173                 291
  State taxes                                                              -                   749
  Other                                                                    -                   369
                                                                         -----                 ---
      Deferred tax assets                                                4,909              20,212
                                                                         -----              ------

Deferred tax liabilities:
  Tax attribute reductions of inventory, receivables,
      and property, plant, and equipment                               (21,090)                -
  Plant and equipment                                                      -                (7,204)
  State taxes                                                             (579)                -
  Other                                                                   (414)                -
                                                                          ----
    Deferred tax liabilities                                           (22,083)             (7,204)
                                                                       -------              ------

       Net deferred tax (liability) asset                            $ (17,174)             13,008
                                                                     =========              ======



                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(8)   Related Party Transactions
      --------------------------

      During the period ended November 22, 1996 and the years ended February 2, 1996 and January 27, 1995, the Company engaged in transactions with related parties, including (income) expenses incurred on behalf of the former Parent company of approximately $(299), $325, and $2,390, respectively, with a balance receivable of $604 at February 2, 1996 which was settled prior to February 1, 1997.

      The Company also licensed certain trademarks from an affiliate under terms and conditions consistent within the industry. Royalties paid to the affiliate totaled $175 in fiscal 1995. No royalty payments have been made since fiscal 1995.

      Prior to November 22, 1996, long-term debt to related parties consisted of notes held by parties which were stockholders, or their affiliates, of the former Parent. After November 22, 1996, long-term debt due to related parties consists of borrowings under the Amended Agreement held by a stockholder of the Company.

      In accordance with the Plan, the equity interests of the former Parent were canceled, extinguished, and annulled. Additionally, the Company entered into the Intercompany Compromise and Settlement Agreement as of the Effective Date which included a provision to terminate the license agreement.

(9)   Credit Concentrations
      ---------------------

      Most of the Company's sales are concentrated with national retailers. For the 10-week period ended February 1, 1997 and the 42-week period ended November 22, 1996, one customer individually accounted for 48% and 47%, respectively, of net sales. For the years ended February 2, 1996 and January 27, 1995, two customers accounted for 42% and 11% and 44% and 13% of net sales, respectively.

      At February 1, 1997 and February 2, 1996, the Company had $659 and $2,935, respectively, of trade accounts receivable due from customers that are believed to be moderate to high credit risks. These accounts have been factored under a nonrecourse non-notification factoring arrangement which reduces the credit risk to the Company subject to performance by the factor. Management anticipates the factor will be able to fulfill its obligations if required.


                                                                     (Continued)
                                      F20

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(10) Fair Value of Financial Instruments
     -----------------------------------

      At February 1, 1997, the fair value of the Company's debt is equal to the carrying amount as it was subject to restructuring and is based upon market rates. At February 2, 1996, the fair value of the Company's long-term debt is estimated based on the most recent trading prices offered for the Company's debt. The carrying amounts and estimated fair values of the Company's long-term debt are as follows:

                                                         Preconfirmation
                                                         February 2, 1996
                                                         ----------------
                                                         Carrying    Fair
                                                         amount      value
                                                         ------      -----
Long-term debt:
   Revolving credit facility                           $ (37,000)  (37,000)
   Term loans                                            (77,771)  (72,716)
   Senior subordinated notes                            (124,573)  (56,250)
   Other long-term borrowings                               (714)     (714)

      The carrying value of all other financial instruments in the consolidated balance sheets approximates fair value.

(11)  Commitments and Other Matters
      ----------------------------

      The Company leases certain equipment and warehousing facilities under operating leases expiring at various dates through 2010. Total rent expense under these leases amounted to approximately $790, $3,881, $3,414, and $3,798, for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and the years ended February 2, 1996 and January 27, 1995, respectively. In addition, the Company is responsible for payment of applicable real estate taxes, insurance, and maintenance expenses.

      At February 1, 1997, future minimum annual rentals under these leases are as follows:

             Fiscal years ending in:
             -----------------------
                   1998                                  $ 3,293
                   1999                                    2,716
                   2000                                    2,114
                   2001                                    1,373
                   2002                                      902
                   Thereafter                                731
                                                             ---

                                                         $11,129
                                                         =======


      The Company has royalty agreements for certain licensed products. The total royalty expense under these agreements amounted to approximately $92, $479, $2,541, and $2,644 the 10-week period ended February 1, 1997, for the 42-week period ended November 22, 1996, and the years ended February 2, 1996 and January 27, 1995, respectively. At February 1, 1997, the future minimum royalty expense for the fiscal year ending in 1998 is approximately $557.

                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(12) Employee Benefit Plans
     ----------------------

      In fiscal 1997, the Company adopted an incentive compensation plan under which certain employees may receive discretionary bonus awards from a bonus pool calculated based on achievement of specified targets established by the Board of Directors. Bonus amounts expensed for the 10-week period ended February 1, 1997 and the 42-week period ended November 22, 1996 were $560 and $1,740, respectively. Bonus amounts expensed under the provisions of the previous bonus plan were $1,310 for the year ended January 27, 1995. No bonuses were earned for the year ended February 2, 1996.

      On the Effective Date, the Company adopted the Stock Plan which permits the Company's Board of Directors to grant stock options to officers and key employees. The Stock Plan initially reserved 928,962 shares of authorized but unissued common stock. Total shares available for grant may be increased by the Board of Directors at their discretion. Stock options may be granted at an exercise price equal to or less than fair market value as stipulated in the applicable option agreement. Excluding a grant of 109,290 options to certain outside consultants, 50% of the total options available vest over three years and one-third of these options vest and become fully exercisable when granted and on the subsequent first and second anniversaries from the date of grant. The remaining 50% of the options available are performance based and vest in equal amounts based upon the achievement of certain performance targets for each of the next three years.

      During the 10-week period ended February 1, 1997, 899,514 options were granted at $6 per share; of the 899,514 options outstanding, 240,994 were vested and exercisable at February 1, 1997. The weighted-average contractual life of options outstanding at February 1, 1997 is nine years. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under this plan consistent with SFAS 123, the effect on the Company's net income and income per share would not be material, based upon the following assumptions related to the options: risk-free interest rate of 6.2%, no dividend yield, and three-year expected lives.

      The Company maintains a medical benefits plan and trust which covers substantially all employees of the Company. The plan is funded currently by contributions from the Company and employees based on anticipated claim costs and administrative expenses. Company contributions to the plan were $1,250, $5,604, $8,585, and $9,544 for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and the years ended February 2, 1996 and January 27, 1995, respectively. Net assets available for plan benefits held in trust were $1,037 at February 1, 1997 and $605 at February 2, 1996.

      The Company sponsors a defined contribution retirement plan for its employees. Company contributions are based upon a percentage of the employees' contributions. Contributions and administrative expenses incurred by the Company on behalf of the plan totaled approximately $53, $319, $456, and $473 for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996, and the years ended February 2, 1996 and January 27, 1995, respectively.


                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(13) Restructuring
     -------------

      In the third quarter of fiscal 1996, in response to operating losses resulting from decreasing sales as well as high manufacturing and distribution costs, the Company initiated a restructuring to improve operating performance and reduce costs. In connection with this restructuring, the Company recorded charges totaling $51,591 ($33,379 after related income tax benefits), of which $14,153 ($9,157 net of income tax benefits), and $37,438 ($24,222 after related income tax benefits) were charged to operating expenses in the third and fourth quarters of fiscal 1996, respectively. Such charges related to (i) the closing and consolidation of certain manufacturing and distribution facilities; (ii) the write-down of certain equipment associated with closed facilities to net realizable value; (iii) the write-off and establishment of reserves to reduce inventory and accounts receivable to estimated net realizable value for amounts associated with customers, product lines, and specific products that the Company elected to discontinue manufacturing and distributing; (iv) severance and other costs associated with plant closures and overhead reductions resulting from a total domestic work force reduction in fiscal 1996 and fiscal 1997 of approximately three thousand employees, of which approximately one thousand one hundred and one thousand nine hundred had occurred during fiscal 1996 and fiscal 1997, respectively; and (v) the write-off of certain impaired intangible assets, principally deferred debt expenses of $2,672 and goodwill of $2,395.

      As of February 1, 1997 and February 2, 1996, assets held for disposition consist of the following:



                                                   Post-confirmation       Preconfirmation
                                                     February 1,              February 2,
                                                        1997                      1996
                                                        ----                      ----
Trade accounts receivable, net of estimated reserve
   of $2,176 at February 2, 1996                      $   -                     3,824
Property, plant, and equipment, net of estimated
   reserve of $ $4,228 at February 2, 1996               169                    1,800
Inventory, net of obsolescence reserve of
   $17,452 and allocated LIFO reserve of $1,033
   at February 2, 1996                                 3,586                   11,515
               -- ----                                 -----                   ------

                                                      $3,755                   17,139
                                                      ======                   ======


      The reserves reflect management's estimates of the recoverability of the related assets.


                                                                     (Continued)

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       (In thousands, except share data)


(14) Quarterly Financial Data (Unaudited)
     ------------------------------------



                                                                   Preconfirmation                         Post-confirmation
                                                                   ---------------                         -----------------
                                                                                                         Fourth quarter - 1997
                                                                                                         ---------------------
                                                                                     Fourth      3 weeks ended        10 weeks ended
                                                First       Second      Third       quarter -      November 22,          February 1,
                                               quarter      quarter     quarter       1996            1996                  1997
                                               -------      -------     -------       ----            ----                  ----

Year ended 1997:
  Net sales                                    $97,619      78,883       98,624                      22,477                42,708
  Gross profit                                  12,691      11,707       13,367                       4,295                 4,487
  Recovery of provision for asset write-
    downs and restructuring                        -        (2,964)         -                           -                     -
  Loss from continuing operations before
    extraordinary items                            -           -            -                          (592)                  -
  Extraordinary items                              -           -            -                        67,924                   -
  Net income (loss)                             (1,298)        641       (1,303)                     67,332                (2,757)
                                                ======         ===       ======                      ======                ======

Net loss per common share(1)                                                                                                $(.28)
                         ==                                                                                                 =====


Year ended 1996:
  Net sales                                    $93,661     101,688      111,521      91,949
  Gross profit                                  16,856      13,664       12,227       2,135
  Provision for asset write-downs and
              restructuring                        -           -        (14,153)    (37,438)
  Net income (loss)                                110      (1,907)     (11,840)    (36,007)
                                                   ===      ======      =======     =======

(1)   Net income (loss) and per share amounts for periods  prior to November 22, 1996 have not been  presented  because they are not meaningful due to the  implementation of Fresh-Start  Reporting and the substantial change in the number of shares outstanding subsequent to the consummation of the Plan.

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        AUGUST 2, 1997   FEBRUARY 1, 1997
                                                        --------------   ----------------
ASSETS
Current Assets:
     Cash and Cash Equivalents                             $   1,502        $      66
     Accounts Receivable - Net                                27,038           26,486
     Inventories  (Note 2)                                    64,021           65,680
     Prepaid Expenses and Other Current Assets                   894            4,630
                                                           ---------        ---------
        Total Current Assets                                  93,455           96,862

Property, Plant and Equipment -Net                            34,588           35,531
Other Assets                                                   1,388            1,294
                                                           ---------        ---------
        Total Net Assets                                   $ 129,434        $ 133,687
                                                           =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Current Installments of Long-Term Debt                $      13               70
     Accounts Payable                                          8,404           10,742
     Accrued Payroll and Related Expenses                      8,293           11,396
     Accrued Restructuring Costs                               1,274            2,106
     Other Accrued Expenses                                    3,078            3,698
     Current Deferred Income Tax                               2,255            2,255
     Income Taxes Payable                                      2,505            3,073
                                                           ---------        ---------
        Total Current Liabilities                             25,822           33,340

Long Term Debt - Related                                      24,762            9,710
Long Term Debt - Non Related                                  42,208           56,359
Deferred Income Taxes                                         16,427           14,919
                                                           ---------        ---------
        Total Liabilities                                    109,219          114,328

Stockholders' Equity:
     Common Stock of $.01 Par Value                              100              100
     Additional Paid-In Capital                               22,016           22,016
     Accumulated Deficit                                      (1,901)          (2,757)
                                                           ---------        ---------
        Total Stockholders' Equity                            20,215           19,359

     Total Liabilities and Stockholders' Equity            $ 129,434        $ 133,687
                                                           =========        =========

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          TWENTY-SIX WEEKS ENDED
                                                   -------------------------------------
                                                     AUGUST 2, 1997      AUGUST 2, 1996
                                                   POST-CONFIRMATION     PRECONFIRMATION
                                                   -----------------     ---------------
Net Sales                                             $    119,676         $    176,502
Cost of Sales                                              101,714              152,103
                                                      ------------         ------------
     Gross Profit                                           17,962               24,399
Selling, General and Administrative Expenses                13,164               15,979
Recovery of Previously Recorded Writedowns                   - 0 -               (2,964)
                                                      ------------         ------------
     Operating Profit                                        4,798               11,384
Interest Expense, Related Parties                              656                1,943
Interest Expense, Non-Related Parties - Net                  2,853               10,969
Other Income - Net                                            (319)                (545)
                                                      ------------         ------------
     Income (Loss) Before Income Taxes                       1,608                 (983)
Income Tax Expense (Benefit)                                   754                 (325)
                                                      ------------         ------------
        Net Income (Loss)                             $        854         $       (658)
                                                      ============         ============

Net Income Per Common Share                           $       0.09                  n/a
                                                      ============

Weighted Average Common Shares Outstanding              10,000,000                  n/a
                                                      ============

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                         TWENTY-SIX WEEKS ENDED
                                                                               -----------------------------------------
                                                                                 AUGUST 2, 1997           AUGUST 2, 1996
                                                                               Post-confirmation         Preconfirmation
                                                                               -----------------         ---------------
Cash Provided By Operating Activities:
     Net Income (Loss)                                                              $    854               $   (658)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by
Operations
     Depreciation and Amortization                                                     3,080                  5,257
     Decrease in Provision for Deferred Taxes                                          1,507                  3,994
     Gain on Sale of Property, Plant and Equipment                                       (65)                  (293)
       Asset Writedown Recovery                                                        - 0 -                 (2,964)

Changes in Assets and Liabilities:
     (Increase) in Accounts Receivable                                                  (553)                (4,981)
     Decrease (Increase) in Inventories                                                1,660                (12,681)
     Decrease in Assets Held for Disposition                                           3,626                 18,445
     (Increase) Decrease in Prepaid Expenses                                            (131)                 7,441
     Decrease in Accounts Payable                                                     (2,337)                (3,442)
     (Decrease) Increase in Accrued Expenses and Other Liabilities                    (3,721)                10,184
     Decrease In Asset Writedown and Restructuring Reserve                              (832)                (6,517)
     Decrease in Income Taxes Payable                                                   (568)                (1,031)
                                                                                    --------               --------
        Net Cash Provided by Operations                                                2,520                 12,754

Cash Flows From Investing Activities:
     Proceeds From the Sale of Property, Plant and Equipment                             205                    872
     Additions to Property, Plant and Equipment                                       (2,133)                (1,901)
     Decrease in Other Assets                                                          - 0 -                    223
                                                                                    --------               --------
        Net Cash Used in Investing Activities                                         (1,928)                  (806)

Cash Flows From Financing Activities:
     Repayment of Long-Term Debt - Net                                               (10,656)                  (890)
     Increase (Decrease) in Revolver                                                  11,500                (21,000)
                                                                                    --------               --------
        Net Cash Used in Financing Activities                                            844                (21,890)

Net Increase (Decrease) in Cash and Cash Equivalents                                   1,436                 (9,942)
Cash and Cash Equivalents at Beginning of Period                                          66                 10,369
                                                                                    --------               --------
Cash and Cash Equivalents at End of Period                                          $  1,502               $    427
                                                                                    ========               ========
Supplemental Disclosure of Cash Paid (Received) During the Period For:
     Income Taxes                                                                   $   (182)              $(10,241)
                                                                                    ========               ========
     Interest                                                                       $  2,599               $  5,720
                                                                                    ========               ========

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         FOR THE TWENTY-SIX WEEKS ENDED
                        AUGUST 2, 1997 AND AUGUST 2, 1996
                                   (UNAUDITED)



1.     FINANCIAL STATEMENTS

       The consolidated balance sheet as of August 2, 1997 and the consolidated statements of operations for the thirteen and twenty-six weeks ended August 2, 1997 and August 2, 1996, respectively, and the consolidated statements of cash flows for the twenty-six weeks ended August 2, 1997 and August 2, 1996 have been prepared by Ithaca Industries, Inc. (the "Company") without audit. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial position of the Company at August 2, 1997 and the results of operations for the thirteen and twenty-six weeks ended August 2, 1997 and August 2, 1996, respectively, and the statements of cash flows for the twenty-six weeks ended August 2, 1997 and August 2, 1996 have been made on a consistent basis.

       The Company adopted "fresh-start reporting" and reflected the effects of such adoption in the consolidated financial statements as of November 22, 1996, the date assumed for financial reporting purposes of the Company's emergence from Chapter 11. The post-confirmation consolidated financial statements have been separated from the preconfirmation prior period amounts by a bold line to signify that the post-confirmation consolidated financial statements are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.

       Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto for the year ended February 1, 1997 and February 2, 1996 included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on May 2, 1997.

       The results of operations for the periods presented are not necessarily indicative of the operating results for the full year.

2.     INVENTORIES

       Inventories consist of the following:


                                           AUGUST 2, 1997      FEBRUARY 1, 1997


Raw Materials                                  $16,725              $15,607
Work in Process                                 13,221               12,381
Finished Goods                                  34,075               37,692
                                               -------              -------
                                               $64,021              $65,680
                                               =======              =======

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this Prospectus.

      The following table sets forth the percentage relationship to total net sales of certain items included in the Company's Statements of Operations:


                                                   POST-CONFIRMATION                                PRECONFIRMATION
                                      --------------------------------------------   ----------------------------------------------
                                                       (UNAUDITED)                                             FISCAL YEAR ENDED
                                      26-WEEK PERIOD ENDED    10-WEEK PERIOD ENDED   42-WEEK PERIOD ENDED          JANUARY 31,
                                            AUGUST 2, 1997    JANUARY 31, 1997       NOVEMBER 22, 1996        1996           1995
                                            --------------    ----------------       -----------------      --------       --------
Net sales:
    Men's & boys' underwear and
        T-shirts                                  60.8%              51.2%                  56.4%              52.0%          49.6%
    Women's and girls' underwear                  14.5               17.1                   17.2               18.7           20.6
    Women's hosiery                               21.1               28.6                   24.5               27.3           27.8
    Other                                          3.6                3.1                    1.9                2.0            2.0
                                               --------           --------               --------           --------       --------

    Total                                        100.0%             100.0%                 100.0%             100.0%         100.0%
                                               --------           --------               --------           --------       --------

Cost of sales                                     85.0%              89.5%                  85.9%              88.7%          82.4%
                                               --------           --------               --------           --------       --------

Gross profit                                      15.0%              10.5                   14.1               11.3           17.6
Selling, general and administrative
   expenses                                       11.0               17.2                    9.3               10.9            8.9
(Recovery of) provisions for asset
   write-downs and restructuring                   --                 --                    (1.0)%             12.9%           --
Operating income (loss)                            4.0               (6.7)                   5.8              (12.6)           8.7
Interest expense-net                               2.9                3.2                    5.9                6.7            5.6
Other (net)                                       (0.2)              (0.2)                  (0.2)               --            (0.1)

Reorganization items                               --                 --                    (0.4)%              --             --
                                               --------           --------               --------           --------       --------
Income (loss) before income taxes
and extraordinary items                            1.3               (9.7)                   0.5              (19.2)           3.2
Income tax expense (benefit)                       0.6                3.3                    1.4               (6.8)           1.4
Extraordinary item-gain on debt
   discharge                                                          --                    22.8                --             --
Net income (loss)                                  0.7%              (6.4)%                 21.9%             (12.4)%          1.8%
                                               ========           ========               ========           ========       ========

RESULTS OF OPERATIONS

COMPARISON OF THE 26-WEEK PERIOD ENDED AUGUST 2, 1997 TO THE 26-WEEK PERIOD ENDED AUGUST 2, 1996

       Net sales decreased from $176.5 million for the 26-week period ended August 2, 1996 to $119.7 million (32.2%) for the 26-week period ended August 2, 1997. Men's and boys' underwear and T-shirt sales were down 27.9%, women's and girls' underwear sales were down 47.6% and women's hosiery sales were down 36.6%. Unit volume was down 34.4% with men's and boys' underwear and T-shirts down 24.8%, women's and girls' underwear down 47.1% and women's hosiery down 36.2%. The average selling price per dozen in the 26-week period ended August 2, 1997 increased to $20.87 from $20.20 in the comparable prior period, primarily reflecting a change in the mix among product lines. There were no significant pricing changes to the Company's customers during the 26-week period ended August 2, 1997. The sales decline reflected, in part, the reduction in sales of discontinued products, which were approximately $27.2 million in the 26-week period ended August 2, 1996 compared to $3.6 million in the 26- week period ended August 2, 1997. Sales of continuing products were lower in the current period reflecting lower sales to the Company's major customers.

       The gross profit margin increased for the first half of fiscal 1997 to 15.0% from 13.8% for the comparable period last year. The increase in gross profit margin resulted from the sale this year of a lower proportion of discontinued goods to continued products, as discontinued goods have comparatively lower gross profit margins than continuing products, offset in part by higher manufacturing costs related to lower production volume in the current period versus the comparable prior period.

       Selling, general and administrative expenses for the 26-week period ended August 2, 1997 decreased to $13.2 million from $16.0 million (17.6%) in the 26-week period ended August 2, 1996, excluding the one-time benefit in the prior year from the recovery of writedowns previously recorded.

       Operating profit decreased to $4.8 million for the 26-week period ended August 2, 1997 from $11.4 million for the comparable prior period due to the asset writedown recovery of $3.0 million included in the prior year, and the lower sales level in the current year.

       Interest expense for the 26-week period ended August 2, 1997 of $3.5 million was 72.8% below the $12.9 million incurred in the 26-week period ended August 2, 1996. The lower interest expense was due to the retirement of $125 million of Notes pursuant to the Plan of Reorganization and lower average bank borrowings, partially offset by higher interest rates on the Company's bank borrowings.

COMPARISON OF THE 10-WEEK PERIOD ENDED JANUARY 31, 1997 TO THE 10-WEEK PERIOD ENDED JANUARY 31, 1996.

       Net sales declined 33.0% to $42.7 million in the 10-week period ended January 31, 1997, from $63.7 million in the 10-week period ended January 31, 1996. Men's and boys' underwear and T-shirt sales were down 30.8%, women's and girls' underwear sales were down 34.2% and women's hosiery sales were down 36.4%. Unit volume was down 29.8% with men's and boys' underwear and T-shirts down 20.3%, women's and girls' underwear down 39.8% and women's hosiery down 32.0%. The average selling price per dozen in the 10-week period ended January 31, 1997 decreased to $18.75 from $19.63 in the comparable prior period, primarily reflecting a change in the mix among product lines. There were no significant pricing changes to the Company's customers during the 10-week period ended January 31, 1997.

       The sales declines reflect, in part, the implementation of the Company's Business Plan, which was designed in part to eliminate unprofitable products. While the Company does not consider its business to be seasonal, the relative level of sales for the 10-week period ended January 31, 1997, proportionate to the Company's sales in other periods, is consistent with the Company's past experience as that period is traditionally a period of relatively low sales activity. The sales level is not believed to be representative of the Company's sales level and financial results on an annualized basis. Net sales in the 10-week period ended January 31, 1997 included approximately $3.8 million of sales resulting from the wind-down of discontinued products, which will not recur in future periods. Sales of discontinued products were not included in the projections made in the Business Plan as it only included sales of products which the Company intended to sell in future periods.

       Gross profit, excluding provisions for asset write-down and restructuring charges incurred in the 10-week period ended January 31, 1996, increased by $4.7 million from

($0.2) million to $4.5 million during the 10-week period ended January 31, 1997, compared to the 10-week period ended January 31, 1996; with gross margin improving to 10.5% of sales from (0.3%) in the comparable prior period, as product costs fell proportionately faster than the sales decline. The improved gross margin was principally attributable to lower costs of production resulting from the offshore sourcing of men's and boys' underwear and outerwear T-shirts and women's and girls' underwear and improved efficiencies in hosiery operations.

       The Company recorded provisions for workforce reductions and asset write-downs of $37.4 million in the 10-week period ended January 31, 1996. There were no provisions for workforce reductions and asset write-downs in the 10-week period ended January 31, 1997.

       Selling, general, and administrative expenses, excluding the provisions for workforce reductions and asset write-downs incurred in the 10-week period ended January 31, 1996, decreased by $2.3 million (23.2%) in the 10-week period ended January 31, 1997 to $7.3 million from $9.5 million in the 10-week period ended January 31, 1996. Shipping expense was $1.6 million lower in the 10-week period ended January 31, 1997 as compared to the 10-week period ended January 31, 1996. Lower shipping costs were realized, in part, because during the 10-week period ended January 31, 1997 the Company's consolidated distribution centers were fully operational, while in the comparable prior period, the Company's consolidated distribution centers could not be fully utilized. In addition, the company experienced lower sales levels in the current period compared to the comparable prior period. Selling costs were $1.4 million lower in the current period, reflecting staffing reductions implemented early in fiscal 1997.

       Interest expense, net of interest income, decreased to $1.4 million in the 10-week period ended January 31, 1997 compared to $4.9 million in the 10-week period ended January 31, 1996. The decrease in the 10-week period ended January 31, 1997, compared to the 10-week period ended January 31, 1996, was due to lower average borrowings, including the effect of the retirement of the Notes pursuant to the Plan of Reorganization, partially offset by higher interest rates.

       The income tax benefit in the 10-week period ended January 31, 1997 was 34% of the loss before income taxes, compared to a benefit of 46% of the loss before income taxes in the 10-week period ended January 31, 1996.

COMPARISON OF 42-WEEK PERIOD ENDED NOVEMBER 22, 1996 TO 43-WEEK PERIOD ENDED NOVEMBER 24, 1995.

       Net sales declined 11.2% to $297.6 million in the 42-week period ended November 22, 1996 from $335.1 million in the 43-week period ended November 24, 1995. Men's and boys' underwear sales were up 1.2%; women's and girls' underwear sales were down 19.5% and women's hosiery sales were down 18.8%. Outerwear T-shirts sales decreased 16.6%. Unit volume was down 12.9% with men's and boys' underwear down 3.3%, women's and girls' underwear down 18.6% and women's hosiery down 17.3%, and outerwear T-shirt volume down 18.7%. The average selling price per dozen in the 42-week period ended November 22, 1996 increased to $20.57 from $20.18, primarily reflecting a mix change among product lines. There were no significant pricing changes to the Company's customers during the 42-week period ended November 22, 1996.

       The sales declines reflected, in part, the implementation of the Company's Business Plan which was designed, among other objectives, to eliminate unprofitable products. Net sales in the 42-week period ended November 22, 1996 included $39.9 million of sales resulting from the wind-down of discontinued products, which will not recur in future periods. These sales of discontinued products were not included in the Business Plan which reflected only sales of products that the Company intends to continue selling.

       Gross profit declined $3.0 million or 6.6% during the 42-week period ended November 22, 1996 compared to the 43-week period ended November 24, 1995; however, gross margin improved to 14.1% of sales from 13.4% in the prior period, as product costs fell proportionately faster than the sales decline. The improved gross margin was attributable to lower costs from offshore sourcing of men's and boys' underwear and women's and girls' underwear. In the 42- week period ended November 22, 1996, the Company reduced its excess domestic manufacturing capacity in the men's and boys' underwear, women's and girls' underwear and outerwear T-Shirt divisions by closing plants. Approximately 1,500 manufacturing and overhead jobs were eliminated by these closings in the 42-week period ended November 22, 1996. Women's hosiery was favorably impacted by improved production efficiency and progress in eliminating unprofitable products.

       The Company recorded a reversal in the 42-week period ended November 22, 1996 of $3.0 million of asset writedowns taken during fiscal 1996 (related to recovery of receivables previously identified as impaired assets) compared to provisions for workforce reductions and assets writedown of $14.2 million in the 43-week period ended November 24, 1995.

       Selling, general and administrative expenses decreased by $6.3 million (18.5%) in the 42-week period ended November 22, 1996 to $27.7 million from $34.0 million in 43-week period ended November 24, 1995, which represented a decrease from 10.9% as a percentage of sales in the 43-week period ended November 24, 1995 to 9.3% as a percentage of sales in the 42-week period ended November 22, 1996. The primary component of this decrease was lower employee related costs, resulting from headcount reductions early in fiscal 1997. Shipping expense was $2.0 million lower in the current period reflecting operation of the consolidated distribution centers in the current period compared with the transition to these distribution centers in the prior period and lower sales levels in the 42-week period ended November 22, 1996 as compared to the 43-week period ended November 24, 1995.

       Interest expense, net of interest income, decreased to $17.5 million for the 42-week period ended November 22, 1996 compared to $22.0 million in fiscal 1996. The decrease in the 42-week period ended November 22, 1996 was due to nonaccrual of bondholder interest after August 29, 1996 ($3.2 million lower than the 43-week period ended November 24, 1995) and lower average borrowings in fiscal 1997, partially offset by higher interest rates during the period.

       Income tax expense in the 42-week period ended November 22, 1996 was 253.3% of income before income taxes, compared to 35.3% in full year fiscal 1996. The increase is due primarily to the provision for deferred tax liabilities resulting from tax bases reductions in connection with the gain from the debt discharge associated with the confirmation of the Plan of Reorganization and to the non-deductibility of certain restructuring charges.


COMPARISON OF FISCAL 1996 TO FISCAL 1995

       Net sales declined 3.9% ($398.9 million) in fiscal 1996 from fiscal 1995 ($414.8 million). Men's and boys' underwear sales were down 1.7%, women's and girls' underwear sales were down 12.6%, and women's hosiery sales were down 5.4% reflecting in part the increase in casual workplace attire and longer lasting products. Outerwear T-shirt sales increased 6.2%. Unit volume was down 7.0%, with men's and boys' underwear down 4.3%, women's and girls' underwear down 8.8%, and women's hosiery down 11.3%, partially offset by a 9.1% increase in outerwear T-shirt volume. The average selling price per dozen in fiscal 1996 increased to $20.09 from $19.04, reflecting a mix change among product lines. There were no significant pricing changes to the Company's customers during fiscal 1996.

       Gross profit decreased significantly ($28.0 million or 38%) during fiscal 1996 compared to fiscal 1995. All product categories had decreased gross profit during fiscal 1996, due to erratic demand, lower production volume and manufacturing cost increases which were not offset by price increases. In particular, lower sales, increased SKU's, and higher overhead costs resulted in an operating loss in the branded women's hosiery line. Anticipating that the weakness in the U.S. retail environment would persist, with severe pricing pressures likely to continue or escalate with resulting adverse effect on the Company's profitability, the Company undertook an extensive review of its manufacturing capacities, overhead structure, product lines and customer base in the third and fourth quarters of fiscal 1996 and the first and second quarters of fiscal 1997.

       As a result of the implementation of objectives formulated during this review, the Company recorded provisions for workforce reduction and asset write-downs of $51.6 million in fiscal 1996. Approximately $24.2 million of this provision was related to cost of goods, including costs associated with a major program sourced in the Far East. In fiscal 1996 the Company reduced its excess domestic manufacturing capacity in the men's and boys' underwear, women's and girls' underwear and outerwear T-shirt divisions by closing plants. Approximately 1,100 manufacturing and overhead jobs were eliminated by these closings in the 1996 fiscal year.

       Selling, general and administrative expenses, excluding provisions for workforce reductions and asset write-downs, increased by $6.4 million (17.3%) in fiscal 1996 to $43.5 million from fiscal 1995. The primary component of this increase was shipping expense, which increased by $2.5 million (27.1%), due to non-recurring costs incurred in the relocation of both the men's and boys' underwear and women's and girls' underwear distribution activities to new facilities in fiscal 1996, while operating from inefficient temporary facilities during much of the year. Professional and legal fees were approximately $3.1 million higher in fiscal 1996 compared to the prior year, related primarily to costs associated with a proposed bank debt refinancing in the second and third fiscal quarters of 1996 and the subsequent financial restructuring activities.

       Interest expense, net of interest income, increased to $26.9 million for fiscal 1996 compared to $23.1 million in fiscal 1995. The increase in fiscal 1996 was due to higher average borrowings in 1996 and higher interest rates during the period.

       The loss before income taxes generated an income tax benefit of $27.2 million in fiscal 1996, an effective rate of 35.3% compared to an effective rate of 43% in fiscal 1995. The change in effective tax rate was primarily due to the write-off in fiscal 1996 of certain intangibles which did not create any tax benefit.



LIQUIDITY AND CAPITAL RESOURCES


       The Company's existing Credit Agreement was amended and restated on December 16, 1996. As of that date, the Credit Agreement provides for the Term Loan of $55.0 million and a revolving loan facility of $77.2 million. The revolving loan facility includes a sub-limit of $25.0 million for the issuance of letters of credit. For thirty-day periods beginning in December and May of each year, commitments under the revolving loan facility are reduced to $63.0 million and $68.0 million, respectively (the "Clean-Down Periods"). Additionally, Amendment No. 1 to the Credit Agreement provides for an additional clean-down period during January of each year under which commitments under the revolving loan facility, excluding letters of credit, are reduced to $20 million. As of October 17, 1997 the Company had $41.2 million of Term Loans outstanding, and $6.6 million letters of credit and $19.4 million of borrowings outstanding under its revolving loan facility. The Company at October 17, 1997 had $28.7 million of additional borrowing capacity under the Credit Agreement.

       The Company's cash on hand as of October 17, 1997 was $11.8 million overdraft compared to $0.1 million at January 31, 1997 and $1.3 million at November 22, 1996. The Company manages cash to minimize outstanding bank borrowings, with the overdraft representing checks issued but not cleared as of October 17, 1997. The decrease in cash as of January 31, 1997 was due to the use of cash to reduce outstanding bank borrowings during the 10-week period ended January 31, 1997.

       At August 2, 1997 the Company's working capital was $67.6 million and the current ratio was 3.6:1. At January 31, 1997 the Company's working capital was $63.5 million and the current ratio was 2.9:1. At November 22, 1996 the Company's working capital was $75.6 million and the current ratio was 2.7:1. The Company reported a working capital deficit at the end of fiscal 1996 because of the presentation of substantially all outstanding debt as currently payable. The calculation of a current ratio under such circumstance would not be meaningful. Working capital of $113.0 million as of January 31, 1995 decreased by $10.2 million (8.3%) from $123.2 million as of January 31, 1994. The current ratio was 3.9:1 as of January 31, 1995, compared to 4.2:1 as of January 31, 1994.

       Capital additions of $2.1 million during the 26-week period ended August 2, 1997 were primarily related to purchases of machinery and equipment. Capital additions for the comparable prior period were $1.9 million. Capital additions of $0.8 million during the 10-week period ended January 31, 1997 were primarily related to purchases of machinery and equipment. Capital additions of the comparable prior period were $1.0 million. Capital additions of $3.2 million during the 42-week period ended November 22, 1996, also primarily related to purchases of machinery and equipment, were substantially below capital additions of $13.9 million during the full fiscal year 1996. Capital additions of $13.9 million in fiscal year 1996 related principally to the Company's new centralized distribution facilities and were significantly above the additions of $8.5 million in fiscal 1995.





       Inflation has had only a minimal impact on the Company in the past. The Company has minimized the impact of inflation on costs and expenses through cost controls and increased manufacturing efficiency. The Company has at times experienced some increase in the cost of labor, supplies, raw materials and administrative expenses. The Company is not always able to promptly pass on cost increases to its customers, principally due to timing of raw materials purchases and customer orders as well as competitive pressures.


FINANCIAL CONDITION

       On October 8, 1996 the company filed a voluntary petition for reorganization under Chapter 11 with the Bankruptcy Court. The filing of the voluntary petition resulted from a sequence of events stemming from the Company's default under the Credit Agreement.


       The Company emerged from bankruptcy on December 16, 1996 and a final order was issued by the Bankruptcy Court on April 7, 1997. Pursuant to the Plan of Reorganization, the Company has repaid or will repay all of the secured and unsecured claims allowed by the Bankruptcy Court as follows: (1) general unsecured claims were satisfied in the ordinary course of business, (2) Noteholder claimants received a pro rata share of 10,000,000 shares of Ithaca Common Stock (representing, in the aggregate, all of the outstanding shares of Ithaca Common Stock except for Common Stock reserved for issuance pursuant to the LTIP and the Director Option Plan), (3) prior equity interests in the Company were cancelled, annulled and extinguished, (4) administrative claims were paid in full, in cash, in the ordinary course of business, (5) tax claims were paid in full, (6) priority claims were paid in full, (7) the Credit Agreement was amended and restated and (8) general secured claims were paid in full. Each holder of an allowed general secured claim was either paid in full on December 16, 1996 (or the date upon which there is a final order allowing such claim as an allowed secured claim), or was otherwise to be rendered unimpaired.


BUSINESS PLAN


       In the third and fourth quarters of fiscal 1996 the Company undertook an extensive review of its manufacturing capacity, overhead structure, product lines and customer base. The Company analyzed its strategic plans in connection with the utilization of its plants located in Honduras, as well as obtaining products from other foreign sources. These efforts resulted in the promulgation of the Business Plan to which the Company currently adheres. In general, to enhance its performance and reduce overhead expenses, the Company consolidated its distribution centers and production capacity to increase efficiencies, consolidated certain plants to off-shore facilities and moved sewing operations off-shore. As part of the implementation of the Business Plan, the Company terminated certain real property leases and unprofitable license agreements, and made certain payments in connection therewith. In addition, the Company reduced the number of styles and products it produced, eliminated certain unprofitable customers and product lines, began the process of establishing Far East outsourcing capability and closed selected plants. Beginning in fiscal 1998, the Company has been unable to attain the level of sales revenue anticipated by the Business Plan and therefore has and may continue to be unable to achieve the Operating Results set forth in the Business Plan. The Company believes this resulted from customers' reluctance to place new or additional programs with the Company while it was implementing its financial restructuring as well as increased pressure from the Company's competitors to place programs with both existing and potential new customers.

       The Company has previously made its Business Plan, which contained projections regarding the Company's future net sales and operating income, publicly available. Projections contained in the Business Plan were not prepared with a view to complying with published guidelines of the Commission nor with the accounting profession's principles regarding projections. In addition, such information was based on a number of assumptions and was subject to significant uncertainties and contingencies, many of which are beyond the Company's control. Further, the Business Plan did not reflect any tax expense or credits during the projection period, and utilized asset and liability valuations from the Company's Historical Financial Statements, modified for the impact of the exchange of the Notes for equity and the resultant elimination of bondholder interest during the projection period. Such information does not reflect the impact of Fresh Start accounting rules, does not conform to generally accepted accounting principles, and constitutes Forward Looking Statements under the Reform Act as discussed elsewhere in this Prospectus.

                                BUSINESS

GENERAL


       Ithaca is a leading designer, marketer and manufacturer of private label men's and boys' underwear and outerwear T-shirt products, women's and girls' underwear and women's hosiery. The Company believes it is the largest manufacturer of private label underwear and women's hosiery products in the United States, operating distribution and manufacturing facilities in the southeastern United States and off-shore manufacturing facilities in Central America. The key elements of the Company's strategy are to supply a wide variety of product offerings at a number of price points, to maintain a strong presence in multiple channels of distribution, to maintain close customer relationships by developing products and programs that suit individual customer needs and to maintain a low cost and flexible manufacturing capability.


PRODUCTS AND SALES

       The Company's three principal product lines are (1) men's and boys' underwear and outerwear T-shirts, (2) women's and girls' underwear and (3) women's hosiery. The Company offers a large selection of products in a wide range of styles, sizes and colors. Ithaca has worked closely with its customers over the years to develop a wide variety of products in each of its product lines to meet the needs of retailers in varied distribution channels. The Company's offerings within each product line range from lower priced goods sold by supermarkets and discount stores to higher quality, higher priced styles sold by department stores. Management believes that this product breadth gives it a competitive advantage over other U.S. private label manufacturers who do not offer such a wide selection and over foreign manufacturers who generally are not as capable of providing prompt delivery on a broad range of products. Ithaca's products are sold through a wide range of retail distribution channels and are offered to the public through more than 10,000 customer outlets, including discount stores, department stores, specialty stores, drug stores and supermarkets.

       MEN'S AND BOYS' UNDERWEAR AND OUTERWEAR T-SHIRTS


       Ithaca designs and manufactures over 80 styles of crew-neck T-shirts, V-neck T-shirts, briefs, athletic shirts and fashion underwear for its line of men's and boys' underwear. Ithaca also designs and manufactures over 50 styles of tank top shirts, mock turtleneck shirts, white and colored pocket T-shirts and white and colored T-shirt blanks for screen printing for its T-shirt product line. Products are made of 100% cotton, cotton and polyester blends and for fashion underwear, nylon.

       Men's and boys' underwear and outerwear T-shirts accounted for approximately 61% of the Company's net sales in the 26-week period ended August 2, 1997, 51% in the 10-week period ended January 31, 1997, 56% in the 42-week period ended November 22, 1996, 52% in fiscal 1996 and 50% in fiscal 1995.


       WOMEN'S AND GIRLS' UNDERWEAR

       Ithaca designs and manufactures over 100 styles of briefs, hip huggers and bikini panties for its line of women's and girls' underwear.


       Women's and girls' underwear sales accounted for approximately 15% of the Company's net sales in the 26-week period ended August 2, 1997, 17% in the 10-week period ended January 31, 1997, 17% in the 42-week period ended November 22, 1996, 19% in fiscal 1996 and 21% in fiscal 1995.

       WOMEN'S HOSIERY


       Ithaca designs and manufactures over 130 styles of regular sheer pantyhose, control top and support pantyhose, knee-highs and stockings for its line of women's hosiery.

       Women's hosiery sales accounted for approximately 21% of the Company's net sales in the 26-week period ended August 2, 1997, 29% in the 10-week period ended January 31, 1997, 25% for the 42-week period ended November 22, 1996, 27% in fiscal 1996 and 28% in fiscal 1995.


RAW MATERIALS

       The principal materials used in the Company's production of goods are cotton, polyester, nylon and spandex yarns as well as tricot and powernet fabrics. The Company does not produce its own yarns and believes that purchasing yarns from the wide range of available sources in the United States is cost-effective. Ithaca also purchases dyestuffs and packaging materials. The Company is not always able to promptly pass on to its customers price increases in raw materials principally due to the timing of raw material purchases and customer orders as well as competitive conditions.


       Management believes its sources of raw materials are adequate and does not currently anticipate difficulty in obtaining raw materials to meet its needs. The Company has not experienced any significant shortages of raw materials during the past 30 years.


MANUFACTURING AND SOURCING


       Ithaca manufactures its products at 10 plants in the southeastern United States and Central America and sources a portion of its products from contractors located in other countries throughout the world. Goods typically are produced in anticipation of customer demand and the Company maintains a general inventory which turned over 1.6 times in the 26-week period ended August 2, 1997, 0.7 times in the 10-week period ending January 31, 1997 and 3.6 times in the 42-week period ending November 22, 1996. In both its women's hosiery and fabric production facilities, Ithaca has the flexibility to shift its manufacturing processes easily among many styles, colors and sizes in response to changes in demand. Approximately half of the Company's men's and boys' and women's and girls' products are either assembled off-shore from components that are cut in the United States or sourced from the Far East or Mexico. Most of the Company's women's hosiery products are produced domestically with a portion sourced from Mexico.


TRADEMARKS, LICENSES AND PATENTS


       Ithaca's products are predominantly sold under the private label names or trade names of its customers. The Company usually seeks to obtain trademark registration protection for those private label names developed by the Company, although such protection generally is not as critical as with branded products. The Company has registered over 44 trademarks in the United States, and has 5 trademark applications pending as of October 8, 1997.

       Ithaca has license agreements permitting it to manufacture and sell specific underwear products using the trademarks of others. The Company has the exclusive U.S. license from Hang Ten International to use the Hang Ten trademark on men's and boys' underwear through January 31, 1999. Ithaca has a license agreement with International Licensing Corporation to use the Lightning Bolt trademark on specified underwear products for men through January 31, 1999. The Company has exclusive U.S. licenses from Salant Corporation to use the Lady Manhattan trademark on specified women's underwear products through December 31, 1999. Ithaca holds a patent for an Automatic Labeling Machine & Method which expires on February 3, 2001.


       The Company does not believe that the loss of any trademark or license with respect to any product or products or the expiration or invalidation of any patent would have a material adverse effect on the overall business of the Company.

DELIVERY REQUIREMENTS

       All purchase orders are taken for current delivery and the Company has no long-term sales contracts with any customer, or any contract entitling Ithaca to be the exclusive supplier of merchandise to any retailer. The Company's standard payment terms are net 30 days and are shipped F.O.B.--distribution center.

SEASONALITY

       The Company does not regard its overall business as highly seasonal.

IMPORTANCE OF MAJOR CUSTOMERS


       For the 52-week period ended January 31, 1997, J.C. Penney accounted for approximately 48% of the total net sales of the Company, compared to nearly 42% in fiscal 1996 and 44% in fiscal 1995. Wal-Mart accounted for approximately 9% of total net sales for the 52-week period ended January 31, 1997, compared to approximately 11% in fiscal 1996 and 13% in fiscal 1995. No other customers accounted for 10% or more of net sales in the 52-week period ended January 31, 1997, in fiscal 1996 or fiscal 1995. Although the Company's reliance on its major customers has generally decreased over the last ten years, the loss of a material amount of sales to J.C. Penney, or a decline in J.C. Penney's business, or the loss of one of the Company's other major customers would have a material adverse effect on Ithaca's Results of Operations.


BACKLOG


       The dollar amount of backlog of orders believed to be firm is not material for an understanding of the business of the Company.


COMPETITION


       The underwear and women's hosiery markets in the United States are highly competitive. The Company's products compete with products manufactured by other private label suppliers as well as with products manufactured under recognized name brands.


       Ithaca believes it is the largest manufacturer of private label merchandise in each of its three principal product lines, offering a broad selection of styles, sizes and colors. The private label underwear and women's hosiery products business is generally comprised of small scale, privately owned companies with limited product lines. However, management is aware of several large private label manufacturers with substantial resources. Ithaca's principal private label competitors include: Beltex, Springford, Nantucket, Oneita, Tultex and Delta Woodside in men's and boys' underwear or outerwear T-shirts; Fitzgerald and Wundies Industries Inc. in women's and girls' underwear; and Americal Corp., Glendale Hosiery Company, Inc. and Acme-McCrary Corp. in women's hosiery.

       The supply of branded underwear and women's hosiery products is dominated by a few large manufacturers, some of which have substantially greater financial resources and market recognition than Ithaca. Many of these manufacturers also produce some private label underwear and women's hosiery products. The Company's largest competitors among branded product manufacturers are: Jockey International Inc. ("Jockey" and "Jockey for Her" brands), Sara Lee Corp. ("Hanes" and "Hanes Her Way" brands) and Fruit of the Loom, Inc. ("Fruit of the Loom" and "BVD" brands) in underwear; and Sara Lee Corp. ("Hanes" and "L'eggs" brands), Kayser-Roth Corp. ("No Nonsense" brand) and Pennaco Hosiery Inc. ("Round the Clock" brand) in women's hosiery.


       Competition in the underwear and women's hosiery products market is generally based on price, quality and service. The Company believes that it has an advantage over other private label suppliers because of the level of merchandising and marketing services it offers to retailers implementing private label programs.


IMPORTS


       Ithaca's products compete with goods produced worldwide. Trade association data available to the Company suggests that imported goods, including offshore assembly of domestically cut garments, represented approximately 36.5% of the total retail sales of men's and boys' underwear in calendar 1996, up from 26.4% in calendar 1995, represented 51.7% of women's and girls' panties compared with 45.4% in the prior year, and represented 13.1% of sheer hosiery and tights versus 8.4% in calendar 1995. Reliable data on sales of imported T-shirts is not believed to be available; however, retail sales of imported men's and boys' knit sport shirts was reported to be 52.8% in calendar 1996 versus 49.3% in the prior year. The Company believes that it is important to have the capability of sourcing a portion of its products from outside the United States. The Company has consolidated certain plants to off-shore facilities and has accelerated the process of moving more sewing operations off-shore. The Company has established four Honduran subsidiaries which operate three sewing plants in that country, primarily for men's and boys' underwear and outerwear T-shirts. With respect to women's and girls' underwear, Ithaca sources certain products from the Far East. The Company's ability to utilize foreign sourcing is dependent on the absence of political or economic disruptions, quotas, labor disruptions, embargoes or currency fluctuations in the countries in which the Company sources its products.


ENVIRONMENTAL MATTERS

       The Company believes that its facilities and operations are substantially in compliance with current federal, state and local regulations regarding safety, health and environmental pollution. Ithaca generally has experienced no difficulty in complying with these regulations and such compliance has not had a material adverse effect on the Company's capital expenditures, earnings or competitive position.

EMPLOYEES


       The Company employed approximately 5,700 people as of September 30, 1997, of which approximately 5,200 were engaged in manufacturing and approximately 500 were engaged in managerial, administrative or sales and marketing functions. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with employees to be satisfactory and has never experienced any interruption of operations due to labor disputes.

PROPERTIES


       The Company owns its corporate headquarters in Wilkesboro, North Carolina. The Company leases sales offices in New York City and Dallas, Texas. The Company manufactures and distributes its women's and girls' underwear at its owned facilities in Cairo, Georgia. Cutting and distribution for men's and boys' underwear and T-shirt products takes place at an owned centralized distribution and cutting facility in Vidalia, Georgia. Men's and boys' underwear and outerwear T-shirts are sewn in three owned plants in the southeastern United States and at three facilities leased by the Company in Honduras. The Company manufactures and distributes its women's hosiery products at two owned facilities in North Carolina. Fabric for use in the Company's underwear and T-shirt products is knit and finished at the Company's owned facility in Gastonia, North Carolina and narrow fabrics, such as waistbands, are manufactured at an owned facility in Graham, North Carolina. The Company also utilizes leased storage facilities at several plant locations. All of the Company's facilities are kept in good repair and have well-maintained equipment.


LEGAL PROCEEDINGS

      From time to time the Company is involved in legal proceedings relating to claims arising out of its operations in the normal course of business. The Company believes that there are no material legal proceedings pending or threatened against the Company or any of its properties.

                        DIRECTORS AND MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

The directors and executive officers of the Company are as follows:


      Name                 Age         Present Position With the Company
      ----                 ---         ---------------------------------
Walter J. Branson           35         Director
Marvin B. Crow              65         Director
Francis Goldwyn             43         Director
Morton Handel               62         Director
Eric N. Hoyle               50         Senior Vice President-Finance and Administration,
                                       Secretary, Chief Accounting and Principal Financial
                                       Officer
David H. Jones              54         Executive Vice President-Sales
R. Dean Riggs               45         Executive Vice President-Manufacturing
Jim D. Waller               56         Chairman of the Board, Chief Executive Officer,
                                       President, Director

David N. Weinstein          38         Director
James A. Williams           54         Director


      Walter J. Branson was elected as a member of the post-reorganization Board. Mr. Branson is currently Senior Vice President of Development of the Big Party Corp. He joined the retailing firm as Vice President of Development in 1996. From 1993 to 1996, Mr. Branson was the Chief Financial Officer for CWT Specialty Stores. From 1989 to 1992, Mr. Branson was employed by Executive Life Insurance as an Investment Manager.



      Marvin Crow was elected as a member of the post-reorganization Board. At present, Mr. Crow serves on the Board of Directors of Dyersberg Corporation, National Spinning Company, The Bibb Company and Ameritex Yarn Corporation and works as a consultant for National Spinning Company, Texfi Industries, Inc., Fortsmann & Company, Inc. and Charles Craft. Mr. Crow is also actively involved with KBO Enterprises, Inc. Established by his family in 1989, KBO Enterprises is involved in video rental, fitness, and TCBY Yogurt stores in the Carolinas.

      Francis Goldwyn was elected as a member of the post-reorganization Board. Since 1993 Mr. Goldwyn has been a principal of Chapman Management Inc., a provider of strategic operating and financial consulting services. From 1991 to 1992, Mr. Goldwyn served as an Executive Vice President with the Gitano Group, Inc.


      Morton Handel was elected as a member of the post-reorganization Board. Presently, Mr. Handel is a director of CompUSA, Chairman of the Board of Concurrent Computer Corporation and President of S&H Consulting Ltd. Mr. Handel has served as a director of Concurrent Computer Corporation since 1991. S&H Consulting Ltd. provides strategic operating and financial consulting services. Mr. Handel served as a member of the Management Committee of Remington Products Company, a consumer products manufacturer, from 1992 to 1996.

      Eric N. Hoyle joined the Company in January 1994 as Senior Vice President--Finance and Administration and Chief Financial Officer. Mr. Hoyle was previously employed by Bali Company, a manufacturer and marketer of intimate apparel from 1980 to 1994, most recently as

Chief Financial Officer and Vice President Finance and Administration. Mr. Hoyle is a Certified Public Accountant.

      David H. Jones joined the Company in January 1997 as Executive Vice President-Sales. Prior to joining Ithaca, Mr. Jones was with Gerber Childrenswear, Inc. where he served as President and CEO from 1994 to 1996 and as Vice President-Sales from 1991 to 1994. Mr. Jones has over 25 years experience in the apparel business.


      R. Dean Riggs joined the Company in August 1996 as Executive Vice President-Manufacturing. Mr. Riggs was previously employed by Sara Lee Knit Products from 1974 to 1996. At Sara Lee Knit Products, his most recent assignments included Vice President-Operations Planning and Vice
President-Manufacturing & Operations in the Casual Wear Division.

      Jim D. Waller has served as Chief Executive Officer since April 1991. Mr. Waller joined Anderson Hosiery as Vice President--Marketing in 1968 and became Vice President--Marketing of Ithaca upon its acquisition of Anderson Hosiery from Collins and Aikman in 1982. Mr. Waller was elected a director in January 1985, President in June 1987 and Chairman of the Board in March 1995. Mr. Waller has served as President and as director of Holdings between January 1992 and December 1996 and as Chairman between March 1995 and December 1996.

      David N. Weinstein was elected as a member of the post-reorganization Board. Mr. Weinstein is a Managing Director in the High Yield Department at BancBoston Securities, Inc. Mr. Weinstein was Head of the High Yield Capital Market Group at Chase Securities, Inc. and a Managing Director of the firm from 1993 to 1996. From 1990 through 1993, Mr. Weinstein served in various roles at Lehman Brothers/Smith Barney Shearson including as Head of the Capital Markets Group in the High Yield Department at Lehman Brothers and as Director of the High Yield/Private Finance Group at Smith Barney Shearson.

      James A. Williams was elected as a member of the post-reorganization Board. Mr. Williams also serves on the Board of Directors of The Bibb Company. He is the President and Chief Executive Officer of Great American Knitting Mills and has served in that capacity since 1991. Mr. Williams joined Great American Mills as Senior Vice President of Sales and Marketing in 1985. From 1970 through 1985, Mr. Williams was employed by Adams-Millin Hosiery Company, first as a Sales Manager and later as Senior Vice President-Sales & Marketing.

      Pursuant to the Plan of Reorganization, the Board consists of seven (7) directors, one of whom is Jim D. Waller. The term of office of each director will expire at the first annual meeting of stockholders of the Company next following the Company's fiscal year ending January 31, 1998. Directors of the Company hold office until their successors are elected and qualified, or until their earlier resignation or removal. Each executive officer is appointed by the Board for a term specified by the Board or until his or her earlier resignation or removal.


COMMITTEES OF THE BOARD OF DIRECTORS


      The Board has established an Audit Committee and a Compensation and Stock Option Committee.

      The "Audit Committee" is responsible for meeting with representatives of the Company's independent certified public accountants and financial management to review accounting, internal control, auditing and financial reporting matters and is responsible, among other things, for maintaining liaison with and exercising supervision over the actions of said accountants in whatever manner and to whatever extent deemed, at its discretion, necessary, proper and in the best interest of the Company and its stockholders. The Audit Committee consists of Messrs. Crow, Goldwyn and Handel, three Directors who are not and never have been employees of the Company.

      The "Compensation and Stock Option Committee" is responsible for reviewing and approving officer and executive salaries and for reviewing and recommending for approval by the Board executive and key employee compensation plans, including incentive compensation and other benefits and consists of Messrs. Branson, Weinstein and Williams, all of whom are not and never have been employees of the Company.


DIRECTOR COMPENSATION


      Currently, non-employee directors of the Company (Messrs. Branson, Crow, Goldwyn, Handel, Weinstein and Williams) are paid retainer fees of $20,000 per year and a fee of $1,500 for each day of Board or committee meetings attended. Non-employee directors are eligible to participate in the Company's Director Option Plan. See "Director Option Plan" below. Pursuant to the Director Option Plan, as of May 14, 1997, each non-employee director was granted an option to purchase 1,500 shares of Common Stock at an exercise price of $6.00 per share. Such options will become exercisable on the date immediately preceding the Company's next annual stockholder meeting. The Company and its subsidiaries do not pay fees to Directors who are employees of the Company or its subsidiaries. Other than $21,909 paid to F. Richard Redden, a director of the Company until December 16, 1996, non-employee directors received no remuneration for serving on the Board during the 42-week period ended November 22, 1996.


EXECUTIVE COMPENSATION

            The following table sets forth a summary of compensation for services rendered in all capacities for the three fiscal years ended January 31, 1997 for the Chief Executive Officer, the three other most highly compensated executive officers of the Company and two executives for whom disclosure would be required but for the fact that they were not employed by the Company at the end of the last completed fiscal year.

                                        SUMMARY COMPENSATION TABLE

                                                                                                          Long-Term
                                                                Annual Compensation                 Compensation Awards
                                                              ------------------------       -------------------------------
                                                                                             Securities
                                          Fiscal                                             Underlying        All Other
          Name and Position                Year               Salary           Bonus         Options(1)      Compensation(2)
          -----------------                ----               ------           -----         ----------      ---------------
J.D. Waller                                1997              $490,988        $422,005          273,224               $1,219
  Chairman, President and Chief            1996               490,984              -0-              -0-               1,219
  Executive Officer                        1995               480,413         316,130               -0-               1,079

N.J. Wehrmann(3)                           1997               206,583              -0-              -0-               1,219
  Executive Vice President -               1996               206,583              -0-              -0-               1,219
  Manufacturing                            1995               202,194          88,060               -0-               1,092

G.P. Felten(4)                             1997               123,384              -0-              -0-                 660
  Senior Vice President -                  1996               217,000              -0-              -0-               1,219
  Sales & Marketing                        1995               214,000          88,514               -0-               1,651

E.N. Hoyle                                 1997               190,500         109,538           65,000                1,219
  Senior Vice President -                  1996               190,000              -0-              -0-               1,544
  Finance and Administration,              1995               180,847          82,032               -0-                  64
  Secretary, Principal Financial
  and Chief Accounting Officer

R. Dean Riggs(5)                           1997                80,641          46,369           75,000                   -0-
Executive Vice President -                 1996                    -0-             -0-              -0-                  -0-
Manufacturing                              1995                    -0-             -0-              -0-                  -0-

David H. Jones(6)                          1997                 8,267              -0-          70,000                   -0-
Executive Vice President -                 1996                    -0-             -0-              -0-                  -0-
Sales                                      1995                    -0-             -0-              -0-                  -0-

--------------------


(1) Represents options to purchase shares of Common Stock pursuant to the Company's LTIP. See "Options Grants in Last Fiscal Year."

(2) The amounts reported in this column represent the Company's matching contributions for the account of the named executive officers pursuant to the Company's Employee Retirement Savings Plan (the "401(k) Plan").

(3) Mr. Wehrmann's employment with the Company terminated in August 1996. He has since been replaced by R. Dean Riggs.

(4) Mr. Felten's employment with the Company terminated in August 1996. He has since been replaced by David H. Jones.

(5) Mr. Riggs joined the Company in August 1996. The compensation reported for him in respect of fiscal 1997 reflects compensation for services rendered for a portion of the 1997 fiscal year.

(6) Mr. Jones joined the Company in January 1997. The compensation reported for him in respect of fiscal 1997 reflects compensation for services rendered for a portion of the 1997 fiscal year.

                 OPTIONS GRANTS IN LAST FISCAL YEAR /1/

                                   % of Total

                     Number of       Options       Exercise               Potential Realizable Value at
                     Securities      Granted to    or Base                Assumed Annual Rates of Stock
                     Underlying      Employees in  Price     Expiration   Price Appreciation for Option Term
Name                 Options Granted Fiscal Year   ($/Sh)    Date           (5%) ($)        (10%) ($)
-------------------  --------------  ------------  --------  -----------  -----------------------------
J.D. Waller                 273,224        34.58%    $6.00    1/23/07      $1,030,874     $2,612,692
E.N. Hoyle                   65,000         8.23%    $6.00    1/23/07        $245,245       $621,560
R.D. Riggs                   75,000         9.49%    $6.00    1/23/07        $282,975       $717,184
D.H. Jones                   70,000         8.86%    $6.00    1/23/07        $264,110       $669,372
All Employees as a          790,224       100.00%    $6.00    1/23/07      $2,981,515     $7,556,481
group

/1/ All options granted in fiscal 1997 are exercisable at a strike price of $6.00 which the Company's Board determined to be approximately equal to the fair market value of the Common Stock at the time of grant. As of January 31, 1997 16.67% of the options awarded vested in the employees and as of April 15, 1997 an additional 16.67% of the options awarded vested in the employees. Subject to certain restrictions, approximately 16.67% of the options awarded will vest at the end of each of fiscal 1998 and fiscal 1999. Up to an additional 16.67% of the options will vest approximately 45 days after the end of each of fiscal 1998 and fiscal 1999, with the number of options vesting linked to the achievement of certain performance goals related to EBITDA, subject to the discretion of the Compensation and Stock Option Committee in accordance to the terms of the LTIP. Assuming the officers' continued employment with the Company, the options will expire on the tenth anniversary of the date of grant. See "Long Term Stock Incentive Plan".


EMPLOYMENT AND CONSULTING AGREEMENTS


      The Company entered into an employment agreement with Jim D. Waller in February 1997 (the "Employment Agreement"). The Employment Agreement, which expires on December 31, 1999, calls for Mr. Waller to serve as the Company's Chief Executive Officer at an annual base salary of $490,000. Mr. Waller is eligible to participate in the Company's Cash Bonus Plan (as defined below) and the Company's LTIP.

      If Mr. Waller's employment is terminated during the term of the Employment Agreement, he will be entitled to receive his base salary until termination. If such termination is without cause (defined as gross negligence that is materially detrimental to the Company; willful, material, continued and bad faith failure to perform and discharge his duties and responsibilities; or conviction of a felony involving personal dishonesty) or if Mr. Waller resigns for good reason (defined as either a failure to re-elect him as Chief Executive Officer, an assignment of duties significantly different from Chief Executive Officer, a material limitation of the powers of Chief Executive Officer, a reduction in base salary, relocation from Wilkesboro, North Carolina or a failure to obtain the assumption of the Employment Agreement by a successor), until the expiration of the Employment Agreement, Mr. Waller will be entitled to receive 65% of his base salary if his employment terminates during the fiscal year ending in the third year prior to the expiration date, 80% of his base salary if his employment terminates during the fiscal year ending in the second year prior to the expiration date and 100% of his base salary if his employment is terminated thereafter. In the case of Mr. Waller's death during the term of the Employment Agreement, his designee, estate, personal or legal representative, as the case may be, shall be entitled to receive his then current base salary until the earlier of one year after his death or the date of expiration of the Employment Agreement. If Mr. Waller is mentally or physically incapacitated during the term of the Employment Agreement and is unable to perform his duties, he will be entitled to receive 50% of his base salary until the earlier of one year after his replacement or the expiration of the Employment Agreement.

      The Employment Agreement contains restrictions on disclosure by Mr. Waller of confidential information and restricts Mr. Waller's right to compete with the Company anywhere the Company does business during the term of his employment and for 24 months thereafter. As described above, the Employment Agreement is terminable upon the death of Mr. Waller, by the Company for cause (as defined above), upon disability or by Mr. Waller under certain circumstances. In addition, unless Mr. Waller's employment is terminated for cause (as defined above) by the Company, or Mr. Waller terminates his employment other than for good reason (as defined above), Mr. Waller is entitled to continue to participate in all group health, medical and employee benefits plans and programs to which he was previously entitled for the remaining term of the Employment Agreement.


CASH BONUS PLAN


      Approximately 150 employees, as recommended by management, are eligible to participate in the Cash Bonus Plan (the "Cash Bonus Plan"). Under the provisions of the Cash Bonus Plan, 85% of the amount available for cash bonuses will be paid out if 85% of the target performance level is achieved and will be increased pro rata as actual performance meets or equals up to 115% of the Business Plan targets. In fiscal 1997, the maximum bonus of $2,280,739 was awarded by the Board at the recommendation of the Compensation and Stock Option Committee.

      The following summary is qualified in its entirety by the provisions of the LTIP, the Directors Option Plan, and the Management Agreement, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part.


LONG-TERM STOCK INCENTIVE PLAN


      Ithaca has implemented the Ithaca Industries, Inc. 1996 Long-Term Stock Incentive Plan (previously defined as the "LTIP"), to be administered by the Compensation and Stock Option Committee which is intended to be comprised of two or more members of the Board each of whom is a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Exchange Act) and an "outside director" (within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") Section 162 (m)) although, the mere fact that the Compensation and Stock Option Committee does not consist of Non-Employee Directors and outside directors will not invalidate any awards made by it. Any officer, other key employee or consultant to the Company or any of its subsidiaries who is not a member of the Compensation and Stock Option Committee is eligible to participate in the LTIP. The Compensation and Stock Option Committee has the sole and complete authority to determine the participants to whom awards shall be granted ("Participant" or "Participants").

      The LTIP authorizes the grant of awards to Participants with respect to a maximum of 928,962 shares of the Company's Common Stock, which awards may be made in the form of (1) nonqualified stock options, (2) stock options intended to qualify as incentive stock options under Section 422 of the Code, (3) stock appreciation rights, (4) restricted stock and/or restricted stock units, (5) performance awards and (6) other stock based awards. In any calendar year, a Participant may not receive stock options or stock appreciation rights for more than 273,224 of the Company's Common Stock. No more than 109,290 shares of Common Stock or the equivalent cash value thereof, may be paid to a Participant in connection with the settlement of any award(s) designated as a Performance Compensation Award (as defined below) in respect of a single performance period. Any Performance Compensation Award (as defined below) that is deferred shall not (between the date that the award is deferred and the payment date), increase (1) with respect to an award payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Compensation and Stock Option Committee or (2) with respect to an award payable in shares of the Company, by an amount greater than the appreciation of a share of the Common Stock from the date such award is deferred to the payment date. If any award granted under the LTIP is forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the shares of Common Stock covered by such award may be granted to another Participant pursuant to the terms of the LTIP, to the maximum extent permitted under Section 162(m) of the Code.

      Stock options intended to qualify as incentive stock options will be subject to terms, conditions and such rules as may be prescribed by Section 422 of the Code. Additionally, non-qualified and incentive stock options granted under the LTIP shall be subject to such terms, including exercise price and conditions and timing of exercise, as may be determined by the Compensation and Stock Option Committee and specified in the applicable award agreement. Payment in respect of the exercise of an option granted under the LTIP may be made (1) in cash, (2) its equivalent or if and to the extent permitted by the Compensation and Stock Option Committee and subject to such rules as may be established by the Compensation and Stock Option Committee, (3) by exchanging Common Stock owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least 6 months), (4) through the delivery of irrevocable instructions to a broker to sell the Common Stock being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price or (5) by a combination of the foregoing, provided that the combined value of all cash, cash equivalents and the fair market value of shares of Common Stock so tendered to the Company (as of the date of such tender) is at least equal to the aggregate exercise price of the option.


      Stock appreciation rights granted under the LTIP may not be exercisable earlier than six months after the date of grant but shall otherwise be subject to such terms, including grant price and conditions and limitations applicable to exercise as may be determined by the Compensation and Stock Option Committee and specified in the applicable award agreement. Stock appreciation rights may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. A stock appreciation right shall entitle the Participant to receive an amount equal to the excess of the fair market value of a share of Common Stock over the grant price on the date of exercise thereof. The Compensation and Stock Option Committee shall determine whether a stock appreciation right shall be settled in cash, Common Stock or a combination of cash and Common Stock.

      Restricted stock and restricted stock units granted under the LTIP shall be subject to such terms and conditions as may be determined by the Compensation and Stock Option Committee in its sole discretion, including, without limitation, the duration of the period during which, and the conditions, if any, under which, the restricted stock and restricted stock units may be forfeited to the Company. Each restricted stock unit shall have a value equal to the fair market value of a share of Common Stock. Upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable award agreement, restricted stock units shall be paid in cash, shares of Common Stock, other securities or other property, as determined in the sole discretion of the Compensation and Stock Option Committee. Dividends paid on any shares of restricted stock may be paid directly to the participant, withheld by the Company subject to vesting of the restricted shares or may be reinvested in additional shares of restricted stock or in additional restricted stock units, as determined by the Compensation and Stock Option Committee in its sole discretion.

      Performance awards granted under the LTIP shall consist of a right denominated in cash or shares of Common Stock, payable at such time and in such form as the Compensation and Stock Option Committee shall determine, payable in amounts determined by the Compensation and Stock Option Committee, based upon the achievement of such performance goals during such performance periods as the Compensation and Stock Option Committee shall establish. Subject to the terms of the LTIP and any applicable award agreement, the Compensation and Stock Option Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Compensation and Stock Option Committee, on a deferred basis.


      In addition to the foregoing types of awards, the Compensation and Stock Option Committee shall have the authority to grant to Participants an "Other Stock-Based Award," which shall consist of any right which is (1) not a stock option, stock appreciation right, restricted stock or restricted unit award or performance award, and (2) an award of shares of Common Stock or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock (including, without limitation, securities convertible into shares of Common Stock), as deemed by the Compensation and Stock Option Committee to be consistent with the purposes of the LTIP; provided that any such rights must comply, to the extent deemed desirable by the Compensation and Stock Option Committee, with Rule 16b-3 and applicable law. Subject to the terms of the LTIP and any applicable award agreement, the Compensation and Stock Option Committee shall determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the LTIP. In the sole and complete discretion of the Compensation and Stock Option Committee, an award, whether made as any other stock-based award or as any other type of award issuable under the LTIP, may provide the participant with dividends or dividend equivalents, payable in cash, shares of Common Stock, other securities or other property on a current or deferred basis.


      The Compensation and Stock Option Committee shall also have the discretion to designate any award as a "Performance Compensation Award." While awards in the form of stock options and stock appreciation rights are intended to qualify as "Performance-Based Compensation" under Section 162(m) of the Code, provided that the exercise price or the grant price, as the case may be, is established by the Compensation and Stock Option Committee to be equal to the fair market value per share of Common Stock as of the date of grant, this form of award enables the Compensation and Stock Option Committee to treat certain other awards under the LTIP as Performance Based Compensation and thus preserve deductibility by the Company for federal income tax purposes of such awards which are made to participants in the LTIP.


      Each Performance Compensation Award shall be payable only upon achievement over a specified performance period of a duration of at least one year of a pre-established objective performance goal established by the Compensation and Stock Option Committee for such period. The Compensation and Stock Option Committee may designate one or more performance criteria for purposes of establishing a performance goal with respect to Performance Compensation Awards made pursuant to the LTIP. The performance criteria that will be used to establish such performance goals shall be based on the attainment of specific levels of performance of the Company (or subsidiary, affiliate, division or operational unit of the Company) and shall be limited to the following: return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, profit margin, EBITDA, earnings per share, net earnings, operating earnings, price per share, sales or market share.

      With regard to a particular performance period, the Compensation and Stock Option Committee shall have the discretion, subject to the terms of the LTIP, to select the length of the performance period, the type(s) of Performance Compensation Award(s) to be issued, the performance goals that will be used to measure performance for the period and the performance formula that will be used to determine what portion, if any, of the Performance Compensation Award has been earned for the period. Such discretion shall be exercised by the Compensation and Stock Option Committee in writing no later than 90 days after the commencement of the period. Performance for the period shall be measured and certified by the Compensation and Stock Option Committee upon the period's close. In determining entitlement to payment in respect of a Performance Compensation Award, the Compensation and Stock Option Committee may through use of negative discretion reduce or eliminate such award, provided such discretion is permitted under Section 162(m) of the Code. The Compensation and Stock Option Committee may not use negative discretion with respect to any option or stock appreciation right other than an option or stock appreciation right that is intended to be a Performance Compensation Award.


      In the event that the Compensation and Stock Option Committee determines that any corporate transaction or event affects the shares of Common Stock awarded pursuant to the LTIP, such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the LTIP, then the Compensation and Stock Option Committee shall, in such manner as it may deem equitable, adjust any or all of
(1) the number of shares or other securities of the Company (or number and kind of other securities or property) with respect to which awards may be granted,
(2) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or property) subject to outstanding awards and (3) the grant or exercise price with respect to any award or (4) if deemed appropriate, make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award; provided, in each case that no such adjustment shall be authorized to the extent such authority would cause an award designated by the Compensation and Stock Option Committee as a Performance Compensation Award or an option or stock appreciation right with an exercise price or grant price (as applicable) equal to the fair market value of a share of Common Stock to fail to qualify as Performance Based Compensation.

      In the event of a Change of Control of the Company (as defined in the LTIP), any outstanding awards which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested as of immediately prior to the Change of Control.

      Each award and each right under any award, shall be exercisable only by the Participant during the Participant's lifetime or if permissible under applicable law, by the Participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.


      The Board of Directors may amend, alter, suspend, discontinue, or terminate the LTIP or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Exchange Act or Code Section 162(m) (provided that the Company is subject to the requirements of Section 16 of the Exchange Act or Code Section 162(m), as the case may be, as of the date of such action).

      As of January 24, 1997, options representing 899,514 shares were awarded to 40 individuals and Alvarez & Marsal, Inc. Options representing 504,402 shares were awarded as nonqualified stock options, and options representing 395,112 were awarded as Performance Compensation Awards. Of the options awarded as of January 24, 1997, options representing 20,000 shares were subsequently canceled. As of October 29, 1997, options representing 369,350 are exercisable.

      In addition, the Company presently (1) maintains a medical and dental benefits plan (the "Medical Plan") which covers substantially all employees and
(2) sponsors a qualified defined contribution retirement plan for its employees under section 401(k) of the Internal Revenue Code of 1986 (the "Retirement Plan"). The Medical Plan is funded currently by contributions from the Company and employees based on anticipated claim costs. Company contributions to the Retirement Plan are based upon a percentage of the employees' contributions.

DIRECTOR OPTION PLAN

      The Board has adopted the Ithaca Industries 1997 Stock Option Plan for Non-Employee Directors (previously defined as the "Director Option Plan"). The Director Option Plan enables the Company to make nonqualified stock option grants to directors of the Company who are not employees of the Company or its affiliates. The Director Option Plan was adopted as of May 14, 1997 and will remain in effect until May 13, 2007 unless sooner terminated by the Board. The Board may terminate or amend the Director Option Plan at any time, provided that
(1) any such amendment complies with all applicable laws and applicable stock exchange listing requirements, (2) any amendment or termination for which stockholder approval is necessary to comply with any tax or regulatory requirement will not be effective until such approval has been obtained and (3) no amendment or termination, without the consent of the holder of an option under the Director Option Plan, may adversely affect the rights of such person with respect to any option previously granted.

      The purpose of the Director Option Plan is to secure for the Company the benefits of the additional incentive inherent in the ownership of Common Stock by Non-Employee Directors and to help the Company secure and retain the services of such Non-Employee Directors. The Director Option Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 401(a) of the Code. All options granted under the Director Option Plan will be nonqualified stock options subject to Section 83 of the Code. The Director Option Plan is intended to be a self-governing formula plan and to require minimal discretionary action by any administrative body with regard to related transactions. To the extent, if any, that questions of administration arise, such questions will be resolved by the Board.

      Options representing 45,000 shares of Common Stock ("Director Shares") are available for award under the Director Option Plan. If, and to the extent that, options granted under the Director Option Plan terminate, expire or are canceled for any reason before they are exercised, new options may be granted in respect of the Director Shares covered by such terminated, expired or canceled options. In addition, the Director Option Plan provides the Board with discretion to adjust any or all of (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or property) with respect to which options may be granted, (2) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or property) subject to outstanding options and (3) the grant or exercise price with respect to any option or if deemed appropriate, make provision for a cash payment to the holder of an outstanding option in consideration for the cancellation of such option, if the Board determines that certain corporate transactions or events affect the Director Shares such that an adjustment would be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Director Option Plan.

      Pursuant to the Director Option Plan, each person who served as a Non-Employee Director on May 14, 1997 was granted an option to purchase 1,500 Director Shares. Thereafter, during the term of the Director Option Plan, each year, each person who is a Non-Employee Director on the date immediately after the Company's annual meeting of stockholders will receive an option to purchase 1,500 shares of Common Stock, on such date, however, if the Company's equity securities are listed on a national securities exchange or an over-the-counter-market, such options will be granted only if the Director Option Plan has been approved by the stockholders of the Company prior to date of grant.

      Each option granted under the Director Option Plan will vest and become exercisable on the date immediately preceding the Company's annual stockholders' meeting which first occurs after the date of grant, provided that the director is in the service of the Company on such date. If a director ceases to serve the Company as a director, any options which have not vested will be canceled by the Company without consideration.

      Each vested option will terminate on the earliest of the following (1) ten years from the date of grant, (2) one year from the termination of the optionee's service as a Non-Employee Director due to death or disability (as defined in the Director Option Plan), (3) six (6) months from the termination of the optionee's service as a Non-Employee Director due to the expiration (and non-renewal) of the term for which the optionee was elected to serve, or (4) the date the optionee is removed as a director or resigns as a director prior to the end of the term for which such director was elected to serve.

      All options granted on May 14, 1997 have an exercise price of $6.00 per share. If the Common Stock is trading on an over-the-counter market. The exercise price for any future grants under the Director Option Plan will be equal to the mean between the reported high and low sales prices of the Common Stock on the date immediately preceding the date of grant, or if there were no sales on such date, on the closest preceding date on which there were sales of Common Stock; however, if the Common Stock is not trading on an over-the-counter-market, the exercise price of an Annual Director Option will be the fair market value of a share of Common Stock as of the date such option is granted, as determined in good faith by the Board.

      Any Director Shares purchased are to be paid for in cash, or its equivalent or (1) by exchanging Common Stock owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least 6 months), (2) subject to such rules as may be established by the Board, through delivery of irrevocable instructions to a broker to sell the Common Stock deliverable upon the exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price or (3) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any Common Stock so tendered to the Company, as of the date of such tender, is at least equal to such aggregate exercise price.

      In the event of a Change of Control, any outstanding awards then held by an optionee which are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested immediately prior to such Change of Control.

      Director Shares may be shares of authorized and unissued Common Stock, issued Common Stock held in the Company's treasury or both. In the case of any purchase of Common Stock that is not made on the open market, no fee, commission or other charge will be paid.

      During the optionee's lifetime, only the optionee (or, if permissible under applicable law, the optionee's legal guardian or representative) may exercise an option. Furthermore, no option may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by an optionee other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any of its affiliates, provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.


COMPENSATION AND STOCK OPTION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION IN COMPENSATION DECISIONS


      During the Company's last fiscal year there were no Compensation and Stock Option Committee interlocks or insider participation in compensation decisions.


CONSULTING ARRANGEMENTS


      During parts of fiscal 1997, and 1998, Alvarez & Marsal, Inc. and the Company were party to a Management Agreement, pursuant to which Peter Cheston served as the Company's Acting Chief Operating Officer at a monthly fee of $35,000. Mr. Cheston received remuneration from Alvarez & Marsal, Inc. and was not compensated by the Company directly. In addition, Alvarez & Marsal, Inc. received an option to purchase 109,290 shares of the Company's Common Stock as of January 24, 1997 at an exercise price of $6.00 per share and received $313,950 under the Cash Bonus Plan. As of the date of this Prospectus, Alvarez & Marsal, Inc. has not exercised any portion of its option. The Management Agreement was terminated on August 15, 1997.

      In connection with consulting services provided by Mr. Redden, a former Director of the Company who resigned on December 16, 1997, Osnos and Company, of which Mr. Redden was President, billed the Company $21,258 for services rendered through the fiscal year ended January 31, 1997. The Company does not anticipate working with Osnos and Company in the future.

                      DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


      The Company's authorized capital stock consists of 30,000,000 shares including 2,500,000 shares of Preferred Stock, par value $.01 per share and 27,500,000 shares of Common Stock, par value of $.01 per share. American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock. As of October 23, 1997, 10,000,000 shares of Common Stock were issued and outstanding. Pursuant to the LTIP, options representing a maximum of 928,962 shares of Common Stock may be awarded. Pursuant to the Director Option Plan, options representing a maximum of 45,000 shares of Common Stock may be awarded. Of the options issued pursuant to the LTIP (including the Shares issued to Alvarez & Marsal, Inc.) and the Director Option Plan, options representing 369,350 shares are exercisable as of October 29, 1997. See "Employment and Consulting Agreements" for a description of the terms and conditions of options distributed pursuant to the LTIP or the Director Option Plan.


PREFERRED STOCK


      The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.


COMMON STOCK


      The holders of the Common Stock are entitled to one vote for each share held of record and shall vote as a single class on all matters on which stockholders are entitled to vote. There are no cumulative voting rights in the election of directors. The quorum required at any stockholders' meeting for consideration of any matter is a majority of all outstanding shares entitled to vote, represented in person or by proxy. All matters will be decided by a majority of the votes cast at stockholder meetings by holders of shares present in person or by proxy who are entitled to vote.

      Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available for dividends. See "Risk Factors--Dividends" and "Dividend Policy." In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive pro rata any assets distributable to stockholders in respect of shares of Common Stock held by them, after payment of all obligations of the Company. The holders of Common Stock are not entitled to pre-emptive rights to any securities issued by the Company.

      The Shares offered hereby are duly authorized, validly issued, fully paid and nonassessable.


      The Company is authorized to issue additional shares of capital stock from time to time There are no specific restrictions upon such issuances, except that the Company's Certificate prohibits the issuance of non-voting equity securities if, and only to the extent that and so long as, Section 1123 of the Bankruptcy Code is applicable and would prohibit such issuance.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND AMENDED AND RESTATED BY-LAWS

      Certain provisions of the Certificate and the Amended and Restated By-laws ("Bylaws") of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in a premium over the market price for shares held by stockholders.


      The following summary is qualified in its entirety by the provisions of the Company's Certificate and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

      The Certificate or By-laws provide that (1) that no director may be removed from office during his term except for cause, (2) vacancies on the Board may be filled only by the remaining directors and not by the stockholders, (3) any action required or permitted to be taken by the stockholders may only be taken at an annual or special meeting of the stockholders and stockholder action by written consent in lieu of a meeting is prohibited, (4) special meetings of stockholders may be called only by a majority of the Board, by the Chairman of the Board or the President of the Company, (5) stockholders are not permitted to call a special meeting or require that the Board call a special meeting of stockholders, (6) the nomination of candidates for election as directors, other than by or at the direction of the Board, requires advance notice and (7) the consideration of stockholder proposals at annual meetings of stockholders requires advance notice. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 or more than 90 days prior to the anniversary of the previous year's annual meeting and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

      The By-laws provide that the Board is to consist of seven (7) members. The terms of the directors, one of whom pursuant to the Plan of Reorganization is Jim D. Waller, Chief Executive Officer of the Company, will expire at the annual meeting of the stockholders of the Company next following the Company's fiscal year ending January 31, 1998. For the relevant period, it is possible that such provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interest. Such provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that might result in the receipt of a premium over the market price for the securities held by stockholders.


CERTAIN PROVISIONS OF DELAWARE LAW


      Section 203 of the DGCL ("Section 203") prohibits, subject to certain exceptions specified therein, certain transactions between a Delaware corporation and an Interested Stockholder (as defined below) of a Delaware corporation. An Interested Stockholder may not engage in any business combination, including mergers, consolidations or acquisitions of additional shares of the corporation having an aggregate value in excess of 10% of the consolidated assets of the corporation and certain transactions that would increase the Interested Stockholder's proportionate share ownership in the corporation, for a three-year period following the date on which such stockholder becomes an Interested Stockholder unless (1) prior to such date, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (3) on or subsequent to such date, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. Except as otherwise specified in Section 203, an "Interested Stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (b) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an Interested Stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if a majority of the directors then in office approve the business combination of the transaction which results in the stockholder becoming an Interested Stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.


REGISTRATION RIGHTS AGREEMENT


      The Company entered into a Registration Rights Agreement, dated as of the Effective Date of the Plan of Reorganization, with certain holders of Common Stock pursuant to which the Company agreed to use its reasonable best efforts to file within 90 days after the consummation of the Plan of Reorganization a Registration Statement, use its reasonable best efforts to cause the Shelf Registration to be declared effective and to keep such Shelf Registration continuously effective until the earlier of the disposition of all Registrable Securities and three (3) years after the initial date of the Shelf Registration; provided, however, that Ithaca will be permitted to suspend the availability of the Self Registration for up to ninety (90) days during any twelve-month period and, during any period in which Ithaca is not eligible to use Form S-3 for the Shelf Registration, for such additional reasonable periods as are necessary to cause any post-effective amendments to the Shelf Registration to become effective. The Shelf Registration may not be used to effect any underwritten offering unless such an offering relates to a Demand Registration (as defined below). Ithaca will pay certain expenses in connection with registrations made under the Shelf Registration (which expenses will not include, unless such registration is a Demand Registration, any fees or expenses of counsel for any holder of Registerable Securities ("Holder" or "Holders").


      Ithaca will also effect up to three (3) registrations (the "Demand Registrations") at the request of the Designated Holders (as defined in the Registration Rights Agreement) in the event the Shelf Registration is unavailable or in the case of an underwritten offering, at the request of the Approved Underwriter (as defined below); provided, however, that no such Demand Registration is required to be effected earlier than one-hundred eighty (180) days after the effective date of any Registration Statement (other than the Shelf Registration or a Registration Statement on Form S-4 or From S-8 (or any successor form thereto)) of Ithaca, under the Securities Act, covering securities of the same class as any Registrable Securities. The Registration Rights Agreement provides that, subject to certain conditions, Butler and The Northwestern Mutual Life Insurance Company ("Northwestern") will each have the right to request one (1) Demand Registration. Designated Holders owning at least 20% of the Registrable Securities held by all of the Designated Holders will have the right to request the remaining one (1) Demand Registration; provided, however, that Northwestern and the Butler Noteholders shall not be included as a requesting Holder in determining whether Holders holding at least 20% of the Registrable Securities have requested such Demand Registration unless such Holder shall have previously exercised or forfeited prior to exercise its right to request its Demand Registration described in the preceding sentence; and, provided, further, however, that for each Demand Registration described in the preceding sentence that shall have been forfeited prior to exercise, the number of Demand Registrations permitted to be made as described in this sentence shall be increased by one. The Butler Noteholders sold their Notes prior to the execution of the Registration Rights Agreement and, accordingly, the Company believes that they are deemed to have forfeited their right to request a Demand Registration.

      Pursuant to the Registration Rights Agreement, Ithaca is required to use its best efforts to file a Demand Registration within sixty (60) days after the period within which requests for registration may be given to Ithaca. Ithaca has the right, in the case of a Demand Registration, to postpone the filing or effectiveness of, or to withdraw, any Registration Statement if in the good faith judgment of its Board, such registration would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving Ithaca or any subsidiary thereof; provided, however, that such postponement or withdrawal will last only for so long as such material interference would exist, but in no event for more than one-hundred eighty (180) days.


      The Holders initiating a Demand Registration (the "Initiating Holders") owning a majority of the Registrable Securities owned by the Initiating Holders to be included in the registration may elect to cause a Demand Registration to be underwritten, in which case, the lead or managing underwriter (the "Approved Underwriter") made pursuant to a Demand Registration will be selected by Ithaca and must be reasonably acceptable to the Initiating Holders owning a majority of the Registrable Securities owned by the Initiating Holders to be included in the registration. Other Holders will, and Ithaca and other persons holding registration rights in certain circumstances may, be permitted to participate in a Demand Registration. Notwithstanding the foregoing sentence, if the Approved Underwriter determines that the aggregate amount of securities requested to be included in such offering is sufficiently large to have an adverse effect on the success of such offering, then Ithaca will include in such registration only the aggregate amount of Registrable Securities that in the opinion of the Approved Underwriter may be sold without any such effect on the success of such offering (the "Approved Underwriter Amount") and (1) if the number of Registrable Securities to be included in such registration is greater than the Approved Underwriting Amount, then each Holder will be entitled to have included in such registration Registrable Securities equal to its pro rata portion of the Approved Underwriter Amount, based on the amounts of Registrable Securities and neither Ithaca nor any person who is not a Holder will not be permitted to include any securities therein, and (2) to the extent that the number of Registrable Securities to be included by the Holders is less than the Approved Underwriter Amount, securities that Ithaca and any person who is not a Holder proposes to register may also be included. Ithaca will pay substantially all expenses in connection with the Demand Registration (including certain fees and expenses of a single counsel for all Holders participating in such registration).


      If Ithaca proposes to file or files a Registration Statement under the Securities Act with respect to an offering by Ithaca for its own account of any class of security (other than a Registration Statement on Form S-4 or S-8 (or any successor form thereto)) under the Securities Act, then Ithaca will offer the Holders the opportunity to register the number of Registrable Securities as each such Holder may request. Subject to certain conditions, Ithaca will use its best efforts to permit the Holders to include such Registrable Securities in such offering on the same terms and conditions as the securities of Ithaca included therein. Notwithstanding the foregoing, if such registration involves an underwritten offering and the managing underwriter or underwriters (the "Company Underwriter") determines that the total amount of securities requested to be included in such offering (the "Total Securities") is sufficiently large so as to have an adverse effect on the success of the distribution of the Total Securities, then, Ithaca will include in such registration, to the extent of the number of Registrable Securities which Ithaca is so advised can be sold in (or during the time of) such offering without having such adverse effect, first, all Common Stock or securities convertible into, or exchangeable or exercisable for Common Stock that Ithaca proposed to register for its own account, second, all securities proposed to be registered by the Holders, pro rata among such Holders, and third, all other securities proposed to be registered. Ithaca will pay certain expenses attributable to the Holders in connection with such registrations (which expenses will not include any fees or expenses of counsel for any Holder).


      Ithaca will indemnify and hold harmless each Holder, its directors, officers, partners, employees, advisors and agents, and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Holder, to the extent permitted by law, from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and other charges of counsel) or other liabilities resulting from or arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, notification or offering circular (as amended or supplemented if Ithaca has furnished any amendments or supplements thereto) or other disclosure document or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Ithaca by or on behalf of such Holder expressly for use therein. Ithaca will also indemnify any underwriters of the Registrable Securities, their officers, directors and employees and each person who controls any such underwriter (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

      Each Holder agrees to indemnify and hold harmless Ithaca, any underwriter retained by Ithaca and their respective directors, officers, employees, advisors, agents and each person who controls (within the meaning of the Securities Act and the Exchange Act) Ithaca or such underwriter to the same extent as the foregoing indemnity from Ithaca to the Holders (subject to the proviso to this sentence and applicable law), but only with respect to any information furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the liability of any Holder will be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability.

                          SELLING STOCKHOLDERS

      The following tables provide certain information with respect to the Common Stock held by each Selling Stockholder, which information has been furnished to the Company by the Selling Stockholders and other sources and which the Company has not verified. Because the Selling Stockholders may sell all or some part of the Common Stock which they hold pursuant to this Prospectus and the fact that this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Common Stock that will be held by the Selling Stockholders upon termination of this Offering. See "Plan of Distribution." The Common Stock offered by this Prospectus may be offered from time to time in whole or in part by the persons named below or by their transferees, as to whom applicable information will, to the extent required, be set forth in a Prospectus Supplement.


                                                                                     Amount to be
                                                            Amount of Stock           offered for
                                                            owned prior to           Stockholder's
Name                                                           Offering                 Account
----                                                       -----------------        -----------------
The Northwestern Mutual Life Insurance Company              2,400,000 /1//2/         2,400,000 /1//2/
Northwestern Mutual Series Fund, Inc.                         136,000 /3/              136,000 /3/
Merrill Lynch, Pierce Fenner & Smith Incorporated           1,252,080                1,252,080
Alvarez & Marsal, Inc.                                        109,290                  109,290

------------------------------

/1/ Includes 120,000 shares of Common Stock held in The Northwestern Mutual Life
    Insurance Company Group Annuity Separate Account.

/2/ See the Selling Stockholder listed immediately following for additional shares of Common Stock which The Northwestern Mutual Life Insurance Company indirectly beneficially owns as the parent of Northwestern Mutual Series Fund, Inc.

/3/ Held in its High Yield Bond Portfolio.

                      SECURITY OWNERSHIP OF CERTAIN
                    BENEFICIAL OWNERS AND MANAGEMENT


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the number of shares of Common Stock beneficially owned, as of October 23, 1997, by certain executive officers and by each person known by the Company to beneficially own more than 5% of the Common Stock.



                                                                  Number
Name and Address of Owners                                      of Shares         Percentage
--------------------------                                    -------------       ----------
Northwestern Mutual Life Insurance Company                    2,536,000 /1/           25.4%
720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Merrill Lynch, Pierce, Fenner & Smith Incorporated            1,252,080               12.5%
250 Vesey Street
New York, NY  10281

Jim D. Waller/2/                                                 91,075                  *
Ithaca Industries, Inc.
Highway 268 West
P.O. Box 620
Wilkesboro, North Carolina 28697

Eric N. Hoyle/2/                                                 21,667                  *
Ithaca Industries, Inc.
Highway 268 West
P.O. Box 620
Wilkesboro, North Carolina 28697

R.D. Riggs/2/                                                    25,000                  *
Ithaca Industries, Inc.
Highway 268 West
P.O. Box 620
Wilkesboro, North Carolina 28697

D.H. Jones/2/                                                    23,334                  *
Ithaca Industries, Inc.
Highway 268 West
P.O. Box 620
Wilkesboro, North Carolina 28697

All Executive Officers as a group/2/                            283,408                2.6%
----------


*    Less than 1%.

/1/ Of The Northwestern Mutual Life Insurance Company's holdings of 2,536,000 shares of Common Stock, 120,000 shares are held pursuant to shared voting and investment power with The Northwestern Mutual Life Insurance Company Group Annuity Separate Account, an affiliate and 136,000 shares are held pursuant to shared voting and investment power with Northwestern Mutual Series Fund, Inc., a wholly-owned subsidiary.


/2/ The named executive officers have been awarded options to purchase the shares indicated as of January 24, 1997, pursuant to the LTIP. Options awarded under the LTIP that are not vested or that do not vest within 60 days from the date of this Prospectus are not included. In each case, options to purchase half of the number of the shares indicated vested as of January 31, 1997 while options to purchase the remaining half of the number of shares indicated vested as of April 15, 1997.

                          PLAN OF DISTRIBUTION

      Of the Shares included in this Prospectus, 10,000,000 were distributed on a pro rata basis to holders of the Notes, which were retired pursuant to the Plan of Reorganization under which the Company emerged from bankruptcy on December 16, 1996. An option to purchase 109,290 of the Shares was issued to Alvarez & Marsal, Inc. pursuant to the Management Agreement as a portion of the compensation for the turnaround-management and financial restructuring advisory services rendered the Company.


      The Company will receive no proceeds from this offering. The Common Stock may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time, offer the Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Common Stock may be deemed to be underwriters and any profit on the sale of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the Company is advised that an underwriter has been engaged with respect to the sale of any Common Stock offered hereby or in the event of any other material change in the plan of distribution, including but not limited to, the intention of any such underwriter to engage in passive market making or stabilizing transactions, the Company will cause appropriate amendments to the Registration Statement of which this Prospectus forms a part to be filed with the Commission reflecting such engagement or other change. See "Additional Information."

      At the time a particular offer of Common Stock is made, to the extent required, a Prospectus Supplement will be provided by the Company and distributed by the relevant Selling Stockholder which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders, any discount, commissions or concessions allowed or reallowed or paid to dealers, or any intention by underwriters, if any, to engage in passive market making or stabilizing transactions.


      The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers.


      Through the date hereof, there has been no established public trading market for the Common Stock. The Shares were issued to the holders of the Notes pursuant to the Plan of Reorganization and the Management Agreement. Application has been made to list the Common Stock on NASDAQ National Market. There can be no assurance that any active trading market will develop or will be sustained for the Common Stock or as to the price at which the Common Stock may trade or that the market for the Common Stock will not be subject to disruptions that will make it difficult or impossible for the holders of Common Stock to sell Common Stock in a timely manner, if at all, or to recoup their investment in the Common Stock. See "Risk Factors--Liquidity; Absence of Market for Common Stock" and "Risk Factors--Effect of Future Sales of Common Stock; Registration Rights."


      Under applicable rules and regulations under the Exchange Act any person engaged in a distribution of Common Stock may not simultaneously engage in market-making activities with respect to such Common Stock for a period of nine business days prior to the commencement of such distribution and ending upon the completion of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

      Pursuant to the Registration Rights Agreement, the Company is obligated to pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock of the Selling Stockholders to the public other than commissions and discounts of underwriters, dealers or agents. The Selling Stockholders and any underwriter they may utilize, and their respective controlling persons are entitled to be indemnified by the Company against certain liabilities, including liabilities under the Securities Act. See "Description of Capital Stock --Registration Rights Agreement."

                              LEGAL MATTERS

      Certain legal matters regarding the Shares were passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                 EXPERTS


      The consolidated financial statements of the Company as of February 1, 1997 and February 2, 1996 and for the 10-week period ended February 1, 1997, the 42-week period ended November 22, 1996 and for each of the years in the two-year period ended February 2, 1996, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

      The reports of KPMG Peat Marwick LLP covering the November 22, 1996 consolidated financial statements contains an explanatory paragraph that states the Company emerged from bankruptcy and as of November 22, 1996 adopted fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code."

================================================================================

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                           ---------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Additional Information ....................................................... 3
Prospectus Summary ........................................................... 4
Risk Factors ................................................................. 7
Use of Proceeds ..............................................................12
Dividend Policy ..............................................................12
Market for the Common Stock ..................................................12
Capitalization ...............................................................13
Unaudited Pro Forma Financial
    Information ..............................................................14
Selected Financial Data ......................................................16
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations .................................................18
Business .....................................................................25
Directors and Management .....................................................30
Description of Capital Stock .................................................42
Selling Stockholders .........................................................47
Security Ownership of Certain
   Beneficial Owners and
   Management ................................................................48
Plan of Distribution .........................................................49
Legal Matters ................................................................50
Experts ......................................................................50
Index to Financial Statements ...............................................S-1


                           ---------------------------


================================================================================



                               10,109,290 SHARES




                             ITHACA INDUSTRIES, INC.

                                  COMMON STOCK



                           ---------------------------


                                   PROSPECTUS


                           ---------------------------








                                October 29, 1997

                                      PART II
                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the various expenses in connection with the sale and distribution of the Shares being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Commission registration fee.


Commission registration fee ..........................................      100
Legal fees and expenses ..............................................   50,000
Accounting fees and expenses .........................................   30,000
Miscellaneous ........................................................   10,000
                                                                        -------
  Total ..............................................................  $90,100
                                                                        =======


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "Derivative Action")), if the relevant party acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of Derivative Actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification had been found liable to the corporation. The Statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

      Section 8.1 of the Certificate and Article 8.1 of the By-Laws of the registrant calls for indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the By-Laws provide a right to indemnification for expenses (including attorneys' fees and disbursements, judgments, fines, excise taxes, penalties, amounts paid in settlement, charges and costs) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any Derivative Action) by reason of the fact that such person is or was serving as a director or officer of the registrant or that, being or having been a director or officer or an employee of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan. The By-Laws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the laws of Delaware, the Certificate and Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SELLING STOCKHOLDERS.

      10,000,000 Shares of Common Stock were issued in reliance upon the exemption provided by 11 USC 1145.

ITEM  16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE
      (Defined terms are used herein as defined in the Prospectus.)

 Exhibit No.            Description of Exhibits
 -----------            -----------------------


    2.1* Plan of Reorganization (incorporated by reference to Exhibit A of Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)


    2.2*                Modification of the Plan of Reorganization

    2.3*                Second Modification of the Plan of Reorganization

    3.1*                Amended and Restated Certificate of Incorporation


    3.2*                By-Laws (incorporated by reference to Exhibit F of
                        Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)

    4* Registration Rights Agreement (incorporated by reference to Exhibit H of Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)


    5*                  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison re:
                        legality

    10.1* Credit Agreement (Exhibit P of which is incorporated by reference to Exhibit 99.1 to the Company's Form 10-K, dated May 17, 1996 and Exhibit Q of which is included in item 2.1


    10.2*               LTIP (incorporated by reference to Exhibit I of Exhibit
                        2.1 to the Company's Form 8-K, dated October 3, 1996.)


    10.3*               Management Agreement

 Exhibit No.            Description of Exhibits
 -----------            -----------------------

    10.4*               Employment Agreement of Jim D. Waller


    10.5                Director Option Plan

    10.6                Cash Bonus Plan


    21*                 List of Subsidiaries of the Company

    23.1*               Consent of Paul, Weiss, Rifkind, Wharton & Garrison
                        (included in item 5)

    23.2                Consent of KPMG Peat Marwick LLP


    24*                 Power of Attorney

    27*                 Financial Data Schedule for the 26-week period ended
                        August 2, 1997.



-----------------------
*   Previously filed exhibit



-----------


FINANCIAL STATEMENT SCHEDULE:

                                                                          Page
                                                                          ----

Schedule II   Valuation and Qualifying Accounts--42-week period ended      S-1
              November 22, 1996 - Preconfirmation and years ended
              February 2, 1996 and January 27, 1995. (Previously filed)


ITEM 17.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilkesboro, North Carolina, on October 23, 1997.


                                          ITHACA INDUSTRIES, INC.

                                          By:  /s/ Eric N. Hoyle
                                             -----------------------------------
                                                Eric N. Hoyle
                                                Senior Vice President-Finance
                                                and Administration, Secretary,
                                                Chief Accounting and Principal
                                                Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                      Title                Date
             ---------                      -----                ----

                 *                  Chairman, Chief
----------------------------------  Executive Officer,
           Jim D. Waller            President and Director


                 *
----------------------------------  Director
         Walter J. Branson


                 *
----------------------------------  Director
           Marvin B. Crow


                 *
----------------------------------  Director
          Francis Goldwyn


                 *
----------------------------------  Director
          Morton E. Handel


                 *
----------------------------------  Director
         David N. Weinstein


                 *
----------------------------------  Director
         James A. Williams




*   By:   /s/ Eric N. Hoyle
         -------------------------
         Name:  Eric N. Hoyle
         Title:  Attorney-in-fact                               October 23, 1997

                                                                     Schedule II
                                                                     -----------

                    ITHACA INDUSTRIES, INC. AND SUBSIDIARIES

                        Valuation and Qualifying Accounts

            42-Week Period ended November 22, 1996, Preconfirmation,
              and Years ended February 2, 1996 and January 27, 1995


                                                             Balance at     Charged to                 Balance at
                                                             beginning       cost and                    end of
                    Description                                of year       expenses     Deductions   year/period
                    -----------                                -------       --------     ----------   -----------
42-week period ended November 22, 1996,
   Preconfirmation :
     Allowance for doubtful accounts                        $1,215,000        333,724         40,428     1,508,296
     Provision for discounts                                    99,178      1,925,578      2,019,996         4,760
     Provision for claims and allowances                     1,255,602      4,579,938      4,590,803     1,244,737
                                                            ----------     ----------     ----------    ----------

           Total                                            $2,569,780      6,839,240      6,651,227     2,757,793
                                                            ==========     ==========     ==========    ==========

Year ended February 2, 1996:
   Allowance for doubtful accounts                          $1,215,000         54,965         54,965     1,215,000
   Provision for discounts                                     146,974      2,776,842      2,824,638        99,178
   Provision for claims and allowances                       1,373,208      6,530,524      6,648,130     1,255,602
                                                            ----------     ----------     ----------    ----------

           Total                                            $2,735,182      9,362,331      9,527,733     2,569,780
                                                            ==========     ==========     ==========    ==========

Year ended January 27, 1995:
   Allowance for doubtful accounts                          $1,797,344       (528,547)        53,797     1,215,000
   Provision for discounts                                     269,658      2,937,297      3,059,981       146,974
   Provision for claims and allowances                       1,061,451      5,575,020      5,263,263     1,373,208
                                                            ----------     ----------     ----------    ----------

           Total                                            $3,128,453      7,983,770      8,377,041     2,735,182
                                                            ==========     ==========     ==========    ==========

                                    EXHIBIT INDEX

 Exhibit No.            Description of Exhibits
 -----------            -----------------------


    2.1* Plan of Reorganization (incorporated by reference to Exhibit A of Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)


    2.2*                Modification of the Plan of Reorganization

    2.3*                Second Modification of the Plan of Reorganization

    3.1*                Amended and Restated Certificate of Incorporation


    3.2*                By-Laws (incorporated by reference to Exhibit F of
                        Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)

    4* Registration Rights Agreement (incorporated by reference to Exhibit H of Exhibit 2.1 to the Company's Form 8-K, dated October 3, 1996.)


    5*                  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison re:
                        legality

    10.1* Credit Agreement (Exhibit P of which is incorporated by reference to Exhibit 99.1 to the Company's Form 10-K, dated May 17, 1996 and Exhibit Q of which is included in item 2.1


    10.2*               LTIP (incorporated by reference to Exhibit I of Exhibit
                        2.1 to the Company's Form 8-K, dated October 3, 1996.)


    10.3*               Management Agreement

    10.4*               Employment Agreement of Jim D. Waller


    10.5                Director Option Plan

    10.6                Cash Bonus Plan


    21*                 List of Subsidiaries of the Company

    23.1*               Consent of Paul, Weiss, Rifkind, Wharton & Garrison
                        (included in item 5)

    23.2                Consent of KPMG Peat Marwick LLP


    24*                 Power of Attorney

    27*                 Financial Data Schedule for the 26-week period ended
                        August 2, 1997.


-----------------------
*    Previously filed exhibit